UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Quarterly report

January-June 2013

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	30-06-13	Δ%	30-06-12	31-12-12
Balance sheet (million euros)
Total assets	618,503	(0.6)	622,359	637,785
Customer lending (gross)	364,815	(1.1)	368,844	367,415
Deposits from customers	312,162	13.8	274,285	292,716
Other customer funds (1)	95,232	8.9	87,445	91,774
Total customer funds (1)	407,394	12.6	361,731	384,491
Total equity	47,388	10.1	43,050	43,802
Income statement (million euros)
Net interest income	7,302	(0.5)	7,335	15,122
Gross income	10,964	(1.0)	11,071	22,441
Operating income	5,392	(8.8)	5,911	11,655
Income before tax	2,553	35.7	1,881	1,659
Net attributable profit	2,882	90.8	1,510	1,676
Data per share and share performance ratios
Share price (euros)	6.45	14.5	5.63	6.96
Market capitalization (million euros)	36,893	21.8	30,296	37,924
Net attributable profit per share (euros) (2)	0.51	82.8	0.28	0.31
Book value per share (euros)	8.28	3.5	8.00	8.04
P/BV (Price/Book value; times)	0.8		0.7	0.9
Significant ratios (%)
ROE (Net attributable profit/Average equity)	13.2		7.4	4.0
ROTE (Net attributable profit/Average tangible equity)	16.4		9.3	5.0
ROA (Net income/Average total assets)	1.06		0.61	0.37
RORWA (Net income/Average risk-weighted assets)	2.02		1.11	0.70
Efficiency ratio	50.8		46.6	48.1
Risk premium	1.47		1.80	2.15
NPA ratio	5.5		4.0	5.1
NPA coverage ratio	68		66	72
Capital adequacy ratios (%)
Core capital	11.3		10.8	10.8
Tier I	11.3		10.8	10.8
BIS Ratio	13.5		12.9	13.0
Other information
Number of shares (millions)	5,724	6.4	5,382	5,449
Number of shareholders	1,019,346	(2.4)	1,044,129	1,012,864
Number of employees (3)	112,786	0.2	112,605	115,852
Number of branches (3)	7,662	2.4	7,485	7,978
Number of ATMs (3)	20,153	4.1	19,359	20,177

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein. As for the stake in Garanti Group, the information is presented on an on-going basis, accounted for by the proportional consolidation method and, therefore, without early application of the IFRS 10, 11 and 12.

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013
(3)	Excluding Garanti.

Profit-adjusted information (1)	30-06-13	Δ%	30-06-12	31-12-12
Net attributable profit	1,812	(35.4)	2,803	5,025
Net attributable profit per share adjusted (euros) (2)	0.32	(36.9)	0.50	0.90
ROE	8.3		13.7	11.9
ROTE	10.3		17.3	15.0
ROA	0.71		1.04	0.91
RORWA	1.36		1.89	1.70

(1)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim and the reinsurance operation on the individual life-risk insurance portfolio in Spain.
(2)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

2	BBVA Group Highlights

Group information

Relevant events

The highlights of the BBVA Group’s results for the second quarter of 2013 are summarized below:

1.	In the income statement, key aspects are the resilience of revenue and the performance of operating expenses and provisioning, in line with the previous quarter:

•

Generation of gross income over the quarter of €5,493m, up €23m from April to June 2013. Strong net interest income, a favorable trend in fees and commissions, and the major contribution from net trading income (NTI) explain this performance. This managed to offset the lower revenue resulting from the elimination of the floor clauses in residential mortgage loans since May 9, 2013. Thus, gross income for the first half of the year stands at €10,964m, compared with €11,071m reported in the same period last year. Last year’s figure also included the Telefónica dividend, which has been suspended temporarily.

•

Expenses in line with previous quarters. The investment plans in emerging economies are still being implemented, while a cost control policy continues to be applied in developed countries. Thus, operating income for the first half of 2013 stands at €5,392m (down 8.8% year-on-year).

•

Impairment losses on financial assets and provisions from April to June amounted to €1,466m, i.e. €76m less than in the first quarter of 2013. They continue to be focused on the commercial loans portfolio in Spain, as expected.

•	Lastly, generation of €471m, after taxes, in capital gains from the closing of the sale of the pension business in Colombia and Peru.

•	Overall, the quarterly net attributable profit for the quarter was €1,147m, which results in a total of €2,882m year to date.
2.	As for solvency, the Bank has improved its core capital ratio under Basel II at the close of the first quarter of 2013 from 11.2% to 11.3%. BBVA is the first European bank to strengthen its Tier I capital position with the issue during the second quarter of 2013 of USD 1,500m of a new type of contingent convertible securities into ordinary shares of BBVA.

3.	More positive news for liquidity, which was positively influenced by the good trend of customer deposits in Spain in the quarter.

4.	The loan portfolio asset quality has also performed as expected: slight uptick in the NPA ratio in Spain and decrease in the United States. In the rest of geographical regions, risk indicators were practically stable.

5.	In business activity, lending in emerging countries was once again strong, with a positive performance of the target portfolios in the United States and lending weakness in Spain, as a result of the deleveraging process still underway. By segments, BBVA’s main growth is still in the retail business.

6.	Negative impact of the depreciation against the euro of those currencies with a significant weighting in the Group’s financial statements, both in the quarter and over the last twelve months.

7.	Lastly, with respect to shareholder remuneration, an interim dividend of €0.10 per share against 2013 earnings was paid out on July 10.

Relevant events	3

Earnings

In the second quarter of 2013, the BBVA Group’s net attributable profit stood at €1,147m, with an accumulated figure of €2,882m in the first half of the year. The most relevant items in the quarter are:

1.	Strong net interest income in an environment marked by high pressure on customer spreads in several geographical regions where the Group operates.

2.	Fees and commissions have also performed well and compare favorably with the figures posted both in the first quarter and in the same period last year.

(1)	Adjusted.
(2)	At constant exchange rates: -34.6%.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2013		2012
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	3,679	3,623	3,910	3,877	3,741	3,594
Net fees and commissions	1,126	1,052	1,126	1,104	1,061	1,062
Net trading income	630	719	646	319	461	340
Dividend income	47	19	17	35	311	27
Income by the equity method	164	51	191	169	175	191
Other operating income and expenses	(153)	7	(32)	6	57	51
Gross income	5,493	5,471	5,858	5,512	5,806	5,265
Operating costs	(2,814)	(2,758)	(2,855)	(2,771)	(2,633)	(2,528)
Personnel expenses	(1,454)	(1,458)	(1,472)	(1,447)	(1,396)	(1,347)
General and administrative expenses	(1,080)	(1,025)	(1,089)	(1,064)	(1,001)	(951)
Depreciation and amortization	(279)	(276)	(294)	(259)	(236)	(230)
Operating income	2,679	2,712	3,003	2,741	3,173	2,738
Impairment on financial assets (net)	(1,336)	(1,376)	(2,675)	(2,038)	(2,182)	(1,085)
Provisions (net)	(130)	(167)	(228)	(195)	(98)	(130)
Other gains (losses)	(172)	343	(269)	(561)	(311)	(223)
Income before tax	1,040	1,513	(168)	(53)	582	1,299
Income tax	(261)	(395)	220	275	3	(223)
Net income from on-going operations	779	1,118	52	222	584	1,076
Net income from discontinued operations	570	823	138	83	75	96
Net income	1,349	1,941	190	305	659	1,173
Non-controlling interests	(202)	(206)	(170)	(159)	(154)	(168)
Net attributable profit	1,147	1,734	20	146	505	1,005
Adjusted (2)	200	870	(1,155)	(901)	(1,067)	(226)
Net attributable profit (adjusted) (2)	947	865	1,175	1,047	1,572	1,231
Basic earnings per share (euros)	0.20	0.31	0.01	0.03	0.09	0.19
Basic earnings per share diluted (euros) (3)	0.20	0.31	0.01	0.03	0.09	0.20
Adjusted earnings per share diluted (euros) (2-3)	0.16	0.15	0.21	0.19	0.29	0.23

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim and the reinsurance operation on the individual life-risk insurance portfolio in Spain.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

4	Group information

Consolidated income statement: quarterly evolution (1)

(Million euros)

	1H13	Δ%	Δ% at constant exchange rates	1H12	Δ%	Δ% at constant exchange rates	2H12
Net interest income	7,302	(0.5)	2.0	7,335	(6.2)	(1.7)	7,787
Net fees and commissions	2,178	2.6	4.1	2,123	(2.4)	0.7	2,230
Net trading income	1,349	68.4	73.4	801	39.7	42.6	966
Dividend income	66	(80.4)	(80.4)	338	25.4	27.4	53
Income by the equity method	214	(41.5)	(41.4)	366	(40.5)	(40.4)	360
Other operating income and expenses	(146)	n.m.	n.m.	107	n.m.	n.m.	(25)
Gross income	10,964	(1.0)	0.7	11,071	(3.6)	(0.2)	11,370
Operating costs	(5,572)	8.0	9.6	(5,161)	(0.9)	2.0	(5,625)
Personnel expenses	(2,912)	6.2	7.7	(2,743)	(0.2)	2.4	(2,919)
General and administrative expenses	(2,105)	7.8	9.4	(1,952)	(2.2)	1.0	(2,153)
Depreciation and amortization	(555)	19.3	21.8	(465)	0.4	3.8	(553)
Operating income	5,392	(8.8)	(7.1)	5,911	(6.1)	(2.5)	5,745
Impairment on financial assets (net)	(2,712)	(17.0)	(17.0)	(3,267)	(42.5)	(42.0)	(4,713)
Provisions (net)	(297)	30.2	42.1	(228)	(29.7)	(23.9)	(423)
Other gains (losses)	170	n.m.	n.m.	(535)	n.m.	n.m.	(830)
Income before tax	2,553	35.7	42.4	1,881	n.m.	n.m.	(222)
Income tax	(656)	198.1	219.2	(220)	n.m.	n.m.	496
Net income from on-going operations	1,897	14.2	19.5	1,661	n.m.	n.m.	274
Net income from discontinued operations	1,393	n.m.	n.m.	172	n.m.	n.m.	221
Net income	3,290	79.5	86.7	1,832	n.m.	n.m.	495
Non-controlling interests	(408)	26.7	43.7	(322)	24.1	44.7	(329)
Net attributable profit	2,882	90.8	94.9	1,510	n.m.	n.m.	166
Adjusted (2)	1,070	n.m.	n.m.	(1,293)	n.m.	n.m.	(2,056)
Net attributable profit (adjusted) (2)	1,812	(35.4)	(34.6)	2,803	(18.4)	(15.7)	2,222
Basic earnings per share (euros)	0.51			0.28			0.03
Basic earnings per share diluted (euros) (3)	0.51			0.28			0.03
Adjusted earnings per share diluted (euros) (2-3)	0.32			0.50			0.40

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.
(2)	Adjusted based on the result of real-estate activity in Spain, the profit from the pension business in Latin America, the badwill from Unnim and the reinsurance operation on the individual life-risk insurance portfolio in Spain.
(3)	Basic earnings per share which includes the eventual dilution of the contingent convertible securities into shares, issued in the second quarter of 2013.

3.	Strong generation of NTI in the first half of the year as a whole, in a situation of high volatility on the markets.

4.	Increase in expenses, highly concentrated in emerging economies, and kept in check in the rest of geographical regions.

5.	Stable impairments and provisions at the same levels as in the previous quarter.

6.	Capital gains from the closing of the sale of the pension business in Colombia and Peru.

To sum up, another quarter with high earnings, with revenue from one-off transactions combined with notable stability of the most recurring earnings.

Earnings	5

Gross income

Gross income in the second quarter of the year stands at €5,493m, up 0.4% on the first quarter of 2013, but 5.4% lower than the figure reported in the second quarter of 2012, which included the dividend from Telefónica. Accumulated gross income in the first half of the year is €10,964m, practically the same as the €11,071m posted from January to June the previous year.

The resilience of net interest income has contributed to these stable earnings. In the second quarter of 2013 it stands at €3,679m, exceeding the figure registered the previous quarter. The amount accumulated over the first half of the year is €7,302m, slightly lower than the €7,335m posted last year, despite the negative impact of current low interest rates, which continue to exert high pressure on margins. In addition, complying with the Supreme Court judgment relating to limitation clauses on interest rates for residential mortgage loans (the “floor” clauses), BBVA has eliminated these clauses as of May 9, 2013, with the resulting negative effect on the Group’s net interest income.

Fees and commissions in the quarter have contributed €1,126m, up on the figure for the previous quarter and the second quarter of 2012. Total fees and commissions for the first half of the year total €2,178m, up 2.6% on the same period last year, against a backdrop of reduced activity in developed markets and following the coming into effect of legal limitations on certain fees and commissions in some geographical regions.

Breakdown of yields and costs

	2Q13		1Q13		4Q12		3Q12		2Q12
	% of	% yield/	% of	% yield/	% of	% yield/	% of	% yield/	% of	% yield/
	ATA	Cost	ATA	Cost	ATA	Cost	ATA	Cost	ATA	Cost
Cash and balances with central banks	4.2	0.99	5.2	0.95	4.8	1.19	4.2	0.82	3.7	0.98
Financial assets and derivatives	27.4	2.78	26.8	2.77	26.9	2.89	26.8	2.85	27.1	2.75
Loans and advances to credit institutions	4.4	1.57	4.4	1.54	4.0	1.58	4.4	1.80	4.4	1.90
Loans and advances to customers	56.2	5.58	55.9	5.55	56.5	5.83	57.1	5.60	57.9	5.75
Euros	33.4	2.97	34.0	3.08	34.2	3.20	34.4	3.23	34.8	3.43
Domestic	27.6	3.41	28.1	3.47	28.2	3.71	28.2	3.78	29.0	3.84
Other	5.8	0.85	5.8	1.23	6.1	0.85	6.3	0.77	5.8	1.35
Foreign currencies	22.8	9.43	22.0	9.37	22.3	9.88	22.6	9.20	23.1	9.24
Other assets	7.8	0.25	7.7	0.29	7.8	0.58	7.5	0.33	6.9	0.47
Total assets	100.0	4.03	100.0	3.99	100.0	4.24	100.0	4.10	100.0	4.23
Deposits from central banks and credit institutions	14.1	2.00	16.0	1.87	17.0	2.02	19.6	1.90	17.5	2.26
Deposits from customers	48.1	1.70	46.7	1.70	45.1	1.89	43.9	1.82	45.2	1.80
Euros	24.6	1.35	24.0	1.28	23.3	1.39	22.4	1.25	23.1	1.31
Domestic	17.7	1.56	16.6	1.51	15.4	1.58	14.7	1.47	15.3	1.57
Other	7.0	0.83	7.3	0.77	7.9	1.04	7.6	0.83	7.8	0.81
Foreign currencies	23.5	2.06	22.7	2.13	21.8	2.41	21.6	2.41	22.1	2.31
Debt certificates and subordinated liabilities	16.2	2.77	16.5	2.73	16.8	2.69	15.8	2.69	16.6	2.68
Other liabilities	14.0	0.88	13.7	1.06	14.1	1.14	13.8	0.89	13.8	0.70
Equity	7.6	—	7.2	—	7.0	—	6.8	—	6.9	—
Total liabilities and equity	100.0	1.67	100.0	1.69	100.0	1.81	100.0	1.72	100.0	1.75
Net interest income/Average total assets (ATA)		2.36		2.30		2.43		2.38		2.47

6	Group information

In line with the preceding quarter, NTI was once again high in the second quarter thanks basically to the Group’s global market units and good management of structural risks on the balance sheet. In an environment of low interest rates, this heading is supporting the Group’s revenue. NTI of €1,349m was posted in the first half of 2013, a figure considerably higher than the €801m reported in the same period of 2012.

An amount of €47m in dividends was registered in the second quarter, adding to a total of €66m for the first half of the year, significantly lower than the €338m posted in the first half of 2012, due basically to the temporary suspension of the payment of dividends by the Telefónica Group.

Earnings by the equity method from April to June 2013 stand at €164m, totaling €214m in the first six months, compared with €366m in the first half of 2012. This year-on-year decline is due to the smaller contribution by CNCB as a result of the co ming into effect of new local regulations governing provisions.

Lastly, the other operating income and expenses heading, with a negative €146m in the first half of the year, was affected by the adjustment for hyperinflation in Venezuela, which has been more negative than in previous periods, as well as the year-on-year increase in the contribution to the deposit guarantee funds in the various geographical areas where the Group operates.

Operating income

In the second quarter, operating expenses stood at €2,814m, totaling €5,572m for the first half of the year, up 8.0% on the first six months of 2012. In line with previous years, this increase is primarily the result of the investment plans undertaken in the emerging geographical regions, while the Group continues to apply a cost control policy in developed countries. Examples of this in the quarter include the work being carried out in the business plan for Latin America to promote value generation in the region, the technological progress being made in customer service in Chile and the investment in new corporate headquarters in Mexico City and Houston. Lastly, BBVA and the Professional Soccer League (LFP) recently announced the extension of their strategic agreement for the next three years.

Breakdown of operating costs and efficiency calculation

(Million euros)

	1H13	Δ%	1H12	2012
Personnel expenses	2,912	6.2	2,743	5,662
Wages and salaries	2,203	4.6	2,107	4,348
Employee welfare expenses	454	11.5	408	819
Training expenses and other	254	11.5	228	495
General and administrative expenses	2,105	7.8	1,952	4,106
Premises	471	4.8	449	916
IT	405	18.0	343	745
Communications	154	(5.5)	163	330
Advertising and publicity	204	12.2	181	378
Corporate expenses	52	7.5	48	102
Other expenses	602	7.1	562	1,201
Levies and taxes	218	6.3	205	433
Administration costs	5,017	6.9	4,695	9,768
Depreciation and amortization	555	19.3	465	1,018
Operating costs	5,572	8.0	5,161	10,786
Gross income	10,964	(1.0)	11,071	22,441
Efficiency ratio (Operating costs/Gross income, in %)	50.8		46.6	48.1

Earnings	7

The following is worth mentioning as regards the number of employees, branches and ATMs:

•	New workforce reduction in the quarter to a new total of 112,786 employees, basically as a result of the sale of the pension business in Colombia and Peru and the integration of Unnim.

•

There was also a reduction in the total number of Group branches, which stood at 7,662 units as of the close of June (7,895 as of 31-Mar-2013). By geographical area, the number of branches increased in the banking business in Latin America as a result of the expansion plans underway, while the number remained stable in Mexico and is down in the United States and in Spain, in the latter case as a result of the Unnim integration plan.

•	As of 30-Jun-2013, the number of ATMs was 20,153 units. The increases continue to be concentrated in South America.

As a result, operating income of €2,679m was generated in the second quarter, slightly lower than the figure posted in the first quarter. The cumulative figure as of June stands at €5,392m, down 8.8% on the previous year. The efficiency ratio in the first half of 2013 closed at 50.8%.

8	Group information

Provisions and others

Impairment losses on financial assets in the second quarter totaled €1,336m, an amount slightly lower than the figure registered in the previous quarter. In the first half of the year as a whole, this heading amounted to €2,712m, compared with €3,267m in the same period in 2012, which included a part of the impairment related to real estate assets in Spain.

Provisions of €130m were posted in the quarter, with a total of €297m for the first half of the year. The main components continue to be early retirement costs and, to a lesser degree, provisions for contingent liabilities, contributions to pension funds and other commitments to staff.

Other gains (losses) basically include the provisions made for real estate and foreclosed or acquired assets in Spain, as well as the capital gains generated from the reinsurance operation completed in the first quarter on the individual life and accident insurance portfolio in Spain. In the first half of the year this heading totaled a positive €170m, compared with the negative €535m posted in the same period last year.

Lastly, net profit from discontinued operations includes the ordinary earnings from the Group’s pensions business in Latin America, as well as the capital gains from the sale of Afore Bancomer in Mexico in early 2013 and the sale of the pension fund administrators in Colombia and Peru in the last quarter. Accordingly, capital gains, net of tax, from the disposals closed in the second quarter of 2013 stand at €471m.

Net attributable profit

BBVA generated €1,147m in net attributable profit in the quarter and €2,882m for the first half of the year. This cumulative amount is clearly higher than the €1,510m posted for the same period in 2012, which included part of the impairment of assets related to the real estate sector in Spain. Excluding the figures from real estate activity in Spain, the pension business in Latin America and the reinsurance operation completed in the first quarter of 2013, the Group’s adjusted net attributable profit in the first half of 2013 stands at €1,812m.

By business area, Spain contributed €742m to the Group’s earnings in the first half of the year, real estate activity in Spain generated a loss of €629m, while Eurasia contributed €429m, Mexico €876m, South America €561m and the United States €213m.

Lastly, earnings per share (EPS) for the first half of the year were €0.51 (€0.32 in adjusted terms), return on total average assets (ROA) was 1.06% (0.71% adjusted), return on equity (ROE) 13.2% (8.3% adjusted), and the return on tangible equity (ROTE) 16.4% (10.3% adjusted).

Earnings	9

Balance sheet and business activity

In the second quarter of 2013 there were no significant changes in the balance sheet and business activity of the BBVA Group, where trends in general were similar to those seen in previous periods. The most noteworthy aspects are listed below:

•	Overall currency depreciation relative to the euro impacting the Group’s financial statements, which had a negative impact on the year-on-year changes in the main variables.

•

Gross lending to customers was down in the quarter, as lending activity in Spain and the CIB portfolios, particularly in the developed economies, continued the downward trend of previous periods. This is despite the increase that continues to be registered in emerging countries.

Consolidated balance sheet (1)

(Million euros)

	30-06-13	Δ%	30-06-12	31-03-13	31-12-12
Cash and balances with central banks	24,926	3.8	24,011	30,208	37,434
Financial assets held for trading	72,833	(7.6)	78,792	75,750	79,954
Other financial assets designated at fair value through profit or loss	2,937	(12.9)	3,371	3,079	2,853
Available-for-sale financial assets	75,492	14.7	65,834	74,135	71,500
Loans and receivables	382,208	(2.2)	390,654	387,551	383,410
Loans and advances to credit institutions	27,401	(4.7)	28,764	26,383	26,522
Loans and advances to customers	350,071	(2.3)	358,332	357,490	352,931
Other	4,736	33.1	3,559	3,678	3,957
Held-to-maturity investments	9,755	(4.0)	10,157	9,734	10,162
Investments in entities accounted for using the equity method	6,962	5.4	6,604	6,991	6,795
Tangible assets	7,678	2.7	7,477	7,831	7,785
Intangible assets	8,612	(3.5)	8,927	8,952	8,912
Other assets	27,101	2.1	26,533	28,843	28,980
Total assets	618,503	(0.6)	622,359	633,073	637,785
Financial liabilities held for trading	50,280	(10.7)	56,296	54,894	55,927
Other financial liabilities at fair value through profit or loss	2,865	36.1	2,105	3,001	2,516
Financial liabilities at amortized cost	490,018	(0.3)	491,717	499,038	506,487
Deposits from central banks and credit institutions	80,053	(33.1)	119,709	91,277	106,511
Deposits from customers	312,162	13.8	274,285	304,574	292,716
Debt certificates	80,604	3.0	78,277	83,813	87,212
Subordinated liabilities	10,197	(13.6)	11,801	12,009	11,831
Other financial liabilities	7,003	(8.4)	7,645	7,364	8,216
Liabilities under insurance contracts	10,038	24.6	8,054	10,314	9,032
Other liabilities	17,913	(15.3)	21,138	19,253	20,021
Total liabilities	571,114	(1.4)	579,309	586,500	593,983
Non-controlling interests	2,205	5.0	2,100	2,362	2,372
Valuation adjustments	(2,922)	3.0	(2,835)	(1,005)	(2,184)
Shareholders’ funds	48,106	9.9	43,785	45,216	43,614
Total equity	47,388	10.1	43,050	46,573	43,802
Total equity and liabilities	618,503	(0.6)	622,359	633,073	637,785
Memorandum item:				—
Contingent liabilities	37,098	(5.9)	39,407	38,195	39,407

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

10	Group information

•	Customer deposits are up in both quarterly and year-on-year terms, highly focused on the retail business.

•	Thanks to this more positive performance of deposits, the commercial gap in Spain has continued to improve, as has the Group’s general liquidity situation and funding structure.

•	Non-performing loans are up, due to a large extent to the impairment in the commercial segment of the domestic business.

•

There has been an increase in total equity in the quarter. This was due to the ordinary generation of earnings in the period and the conversion of the outstanding Subordinated Mandatory Convertible Bonds issued in December 2011, which was completed on June 30, 2013, and the issue of contingent convertible securities into shares done during the second quarter.

•	Lastly, all headings of off-balance sheet funds continued to perform well, as in the previous quarter, in all the geographical regions where the Group operates.

Customer lending

(Million euros)

	30-06-13	Δ%	30-06-12	31-03-13	31-12-12
Domestic sector	186,513	(3.5)	193,358	192,543	190,817
Public sector	26,057	(5.3)	27,501	25,799	25,399
Other domestic sectors	160,456	(3.3)	165,856	166,744	165,417
Secured loans	99,123	2.7	96,546	103,373	105,664
Other loans	61,333	(11.5)	69,311	63,371	59,753
Non-domestic sector	156,491	(1.7)	159,243	158,640	156,312
Secured loans	63,229	0.3	63,032	64,809	61,811
Other loans	93,263	(3.1)	96,211	93,831	94,500
Non-performing loans	21,810	34.3	16,243	21,448	20,287
Domestic sector	16,645	44.4	11,531	16,184	15,159
Non-domestic sector	5,165	9.6	4,713	5,263	5,128
Customer lending (gross)	364,815	(1.1)	368,844	372,630	367,415
Loan-loss provisions	(14,744)	40.2	(10,513)	(15,140)	(14,484)
Customer lending (net)	350,071	(2.3)	358,332	357,490	352,931

Customer funds

(Million euros)

	30-06-13	Δ%	30-06-12	31-03-13	31-12-12
Deposits from customers	312,162	13.8	274,285	304,574	292,716
Domestic sector	156,780	23.1	127,356	146,359	141,169
Public sector	22,609	5.4	21,448	21,646	21,807
Other domestic sectors	134,171	26.7	105,908	124,713	119,362
Current and savings accounts	50,296	8.9	46,190	48,290	48,208
Time deposits	68,006	40.9	48,278	66,789	61,973
Assets sold under repurchase agreement and other	15,868	38.7	11,440	9,634	9,181
Non-domestic sector	155,382	5.8	146,929	158,215	151,547
Current and savings accounts	98,688	7.6	91,706	97,419	98,169
Time deposits	49,794	(0.5)	50,021	53,514	48,691
Assets sold under repurchase agreement and other	6,899	32.6	5,203	7,282	4,688
Other customer funds	95,232	8.9	87,445	96,699	91,774
Spain	53,762	10.4	48,709	53,095	52,179
Mutual funds	19,651	5.1	18,694	19,259	19,116
Pension funds	19,272	12.1	17,192	19,019	18,577
Customer portfolios	14,839	15.7	12,823	14,817	14,486
Rest of the world	41,470	7.1	38,736	43,605	39,596
Mutual funds and investment companies	22,354	1.1	22,113	23,808	22,255
Pension funds (1)	3,973	23.5	3,216	3,761	3,689
Customer portfolios	15,142	12.9	13,408	16,036	13,652
Total customer funds	407,394	12.6	361,731	401,274	384,491

(1)	They do not include the assets under management by pension fund administrators in Chile, Mexico, Colombia and Peru.

Balance sheet and business activity	11

Capital base

The most relevant aspects with respect to the Group’s capital base in the second quarter of 2013 are:

•

USD 1,500m issuance of contingent convertible securities into ordinary shares. BBVA is the first European bank to strengthen its Tier I capital position through this type of operation. This issuance, which was placed entirely among institutional investors, is eligible as additional Tier I capital under Basel III (CRDIV) and as core capital for the Bank of Spain.

•

Quarterly increase in core capital, according to Basel II, of €572m, which includes earnings generation over the quarter and the elimination of the floor that limited core capital over Tier I capital thanks to the aforementioned issuance. This has offset the dividend payment in cash and the negative impact of currencies in the period.

•

Risk-weighted assets (RWA) have remained stable over the last 3 months. They closed June at €331,098m, with a slight quarterly increase of 0.9%. The increase in activity in emerging economies has offset the decline in lending in Spain and in the CIB portfolios, mainly in the developed world, and the negative impact of the evolution of exchange rates in the quarter.

In short, the Group’s capital base at the end of June 2013 stands at €44,557m, up 0.6% over the quarter. Core capital amounts to €37,293m, up 1.6% on March. Tier I capital rose to €37,531m, including the aforementioned issuance of contingent convertible securities into ordinary shares. Tier II capital as of 30-Jun-2013 reached €7,026m and the change over the reported figure at the close of March 2013 is explained basically by the impact of exchange rates.

As a result, the BBVA Group’s capital ratios continue to show a sound solvency position. The core capital ratio ended the first half of the year at 11.3% and the Tier I ratio also at 11.3%, while the Tier II ratio closed at 2.1%. The BBVA Group’s BIS II ratio thus stands at 13.5% as of June 30, 2013.

Capital base (BIS II Regulation)

(Million euros)

	30-06-13	31-03-13	31-12-12	30-09-12	30-06-12
Core capital	37,293	36,721	35,451	36,075	35,924
Capital (Tier I)	37,531	36,721	35,451	36,075	35,924
Other eligible capital (Tier II)	7,026	7,584	7,386	8,393	6,841
Capital base	44,557	44,305	42,836	44,467	42,765
Risk-weighted assets	331,098	328,002	329,033	335,203	332,036
BIS ratio (%)	13.5	13.5	13.0	13.3	12.9
Core capital (%)	11.3	11.2	10.8	10.8	10.8
Tier I (%)	11.3	11.2	10.8	10.8	10.8
Tier II (%)	2.1	2.3	2.2	2.5	2.1

12	Group information

Risk management

Credit risk

The following events are worth noting in second quarter of 2013:

•	In Spain, another uptick in the NPA ratio, as expected and in line with the difficult economic situation in the country, with increased gross additions to NPA and a weak lending performance.

•	In the United States, there has been an improvement in the NPA and coverage ratios and stability of the risk premium.

•	In the rest of geographical areas, risk indicators were practically stable.

The BBVA Group has closed the first half of 2013 with a volume of total risks with customers (including contingent liabilities) below the figure for March 2013, at €401,794m. Exchange rates relative to the euro had a negative impact in this period, as did the fall in lending in Spain and in the Group’s CIB portfolios from developed countries.

Credit risk management (1)

(Million euros)

	30-06-13	31-03-13	31-12-12	30-09-12	30-06-12
Non-performing assets	22,226	21,808	20,603	20,114	16,481
Total risks	401,794	410,840	407,126	417,405	409,145
Provisions	15,093	15,482	14,804	13,877	10,822
Specific	11,084	10,719	9,752	8,503	6,867
Generic and country-risk	4,009	4,763	5,052	5,374	3,955
NPA ratio (%)	5.5	5.3	5.1	4.8	4.0
NPA coverage ratio (%)	68	71	72	69	66

(1)	Including contingent liabilities.

Non-performing assets evolution

(Million euros)

	2Q13	1Q13	4Q12	3Q12	2Q12
Beginning balance	21,808	20,603	20,114	16,481	16,096
Entries	4,075	3,603	4,041	3,634	3,717
Recoveries	(1,964)	(1,659)	(2,400)	(1,883)	(2,090)
Net variation	2,112	1,944	1,642	1,751	1,627
Write-offs	(1,282)	(655)	(1,172)	(1,096)	(1,121)
Exchange rate differences and other	(412)	(84)	19	2,979	(121)
Period-end balance	22,226	21,808	20,603	20,114	16,481
Memorandum item:
Non-performing loans	21,810	21,448	20,287	19,834	16,243
Non-performing contingent liabilities	416	361	317	280	238

Risk management	13

Non-performing assets ended the period at €22,226m, up 1.9% on the figure as of 31-Mar-2013. The increase is still concentrated in Spain, where the NPA ratio continues to increase in line with estimates, mainly as a result of the impairment of the commercial loan portfolio. The breakdown of non-performing loans shows that additions to NPA increased by 13.1% in the quarter and recoveries by 18.4%. Net additions thus ended the quarter at €2,112m (up 8.6% over the quarter).

The Group’s NPA ratio as of 30-Jun-2013 was 5.5%, 22 basis points above the figure for the previous quarter. As mentioned above, the main reason behind the increase in the Group’s ratio is the deterioration in Spain’s economic situation, which mainly affects commercial lending, together with decreased business activity in the country. The NPA ratio of the banking business in Spain stands at 4.7%, up 30 basis points over the quarter, while that of real-estate activity in Spain ended the quarter at 43.7% (42.2% as of 31-Mar-2013). In Eurasia, the NPA ratio closed June at 3.0%, while in the United States it improved to 1.5%. In Mexico the rate was 4.0% (3.7% at the close of March 2013). Lastly, in South America the figure was at 2.2%, the same level as the previous quarter.

Coverage provisions for customer risk fell 2.5% against the previous quarter and totaled €15,093m; the decrease is basically due to the effect of exchange rates. Thus, the Group’s coverage ratio closed the quarter at 68%. By business area, banking activity in Spain had a ratio of 45% (50% as of 31-Mar-2013) and real-estate activity posted a figure of 75% (76% at the close of March 2013). The figure in Mexico is 109% (117% as of 31-Mar-2013), in South America 136% (143% three months earlier) and in Eurasia 88% (87% at the close of the first quarter of 2013). Lastly, the figure in the United States has risen to 118% (109% at the close of March).

Structural risks

The Assets and Liabilities Management unit in BBVA’s Financial Area is responsible for managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity.

Liquidity management helps to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance. A core principle in the BBVA Group’s liquidity management is the financial independence of its subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and guarantees correct transmission of the cost of liquidity to the price formation process.

In the second quarter of 2013, the long-term wholesale financial markets in Europe were notably stable. Against this background, BBVA continues to have constant access to the market, although the liquidity contributed by the balance sheet has meant that no issuance was needed on the wholesale markets.

Short-term finance in Europe has also performed well. Worth mentioning too is the outstanding performance of BBVA’s retail franchise in Spain, which managed to improve its liquidity gap, as a result of its customer-centric focus and the Bank’s financial soundness.

The environment outside Europe has also been very constructive. BBVA has strengthened its liquidity position in all the jurisdictions in which the Group operates.

To sum up, BBVA’s proactive policy in its liquidity management, the growth in customer funds in all geographical areas, its proven ability to access the market, its retail business model, the lower volume of debt redemptions compared with its peers and the relatively small size of its balance sheet, all give it a comparative advantage against its European peers. Moreover, the increased proportion of retail deposits on the liability side of the balance sheet continues to strengthen the Group’s liquidity position and to improve its financing structure.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

14	Group information

In the second quarter of 2013, BBVA maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, close to 50% in aggregate terms. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected abroad for 2013 is also strictly managed. The impact of variations in exchange rates (net of hedging) has been positive in the first half of 2013 on the income statement. For the rest of 2013, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk from the standpoint of its effect on capital adequacy ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations.

In the second quarter of 2013, the results of this management have been very satisfactory, with limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps and FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Economic capital

Economic risk capital (ERC) consumption at the close of June 2013 amounted to €34,687m, a 1.3% decline over the quarter.

As is to be expected from BBVA’s profile, the largest allocation to ERC (55.0%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. There was another decline of 3.6% in the quarter, once more concentrated in Spain.

Equity risk, in other words the portfolio of holdings in industrial and financial companies, the stake in CNCB, and consumption of economic capital from goodwill, has maintained its proportion stable in relation to total risks (19.9%).

Structural balance-sheet risk, originated from the management of structural interest-rate risk and exchange-rate risk, accounts for 8.0% of ERC, and has increased 8.2% over the quarter.

Operational risk remained practically at the same level as the previous quarter with a relative weight of 6.3%, while fixed-asset risk declined by 8.8% and accounts for 7.0% of total ERC consumption.

Lastly, market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading, increased its relative weight slightly over the quarter to 2.8%.

Risk management	15

The BBVA share

Throughout the first half of 2013, global economic growth has remained largely unchanged. Two factors are worth mentioning in this period. Firstly, the slowdown in emerging economies and the modest growth in some of the most advanced economies. And secondly, tightening financial conditions at global level, mainly as a result of the plans unveiled by the Federal Reserve to start reversing the exceptional liquidity injection measures in the United States. The main result has been an upturn in risk aversion that has above all affected emerging markets and led to net capital outflows and currency depreciation in those countries.

Against this backdrop, global financial markets have been extremely volatile during the period. The general European Stoxx 50 index registered a 3.5% quarterly decline at the close of June. Likewise, the Ibex 35 and the euro zone banks index Euro Stoxx Banks both posted declines, although slightly lower (down 2.0% and 1.0%, respectively). In the first half of the year, the Ibex 35 and Euro Stoxx Banks indexes were down 5.0% and 9.8%, respectively, compared to a 1.0% increase of the Stoxx 50.

As for earnings in the first quarter of 2013 reported by Spanish banks in general and by BBVA in particular, analysts continue to focus on the sector’s performance and the solvency of the banks. The main concern in the short term is focused on the income statement, specifically business activity and net interest income. The decline in lending and the environment of low interest rates have been two of the main factors that have reduced revenue in the first quarter. In addition, the high level of provisions in Spain remains a concern. However, analysts agree that BBVA can cope with this situation thanks to its balanced diversification, the resilience of its revenue and its organic generation of capital quarter after quarter. The market considers that the Group will be able to fulfill the requirements of Basel III, despite the difficult and complex environment, without having to resort to one-off transactions. In addition, it recognizes that BBVA is uniquely positioned in Spain to make the most of the opportunities afforded by the restructuring of the financial sector and the eventual recovery of economic growth.

Despite this, the BBVA share closed the second quarter of 2013 with a 4.7% decline at a price per share of €6.45, equivalent to a market capitalization of €36,893m. This represents a price/book value ratio of 0.8, a P/E ratio of 9.5 (calculated on the average profit for 2013 estimated by the consensus of Bloomberg analysts) and a dividend yield of 6.5% (also obtained according to the average dividend per share forecasted by analysts compared with the share price at June 28). The average daily volume traded from April to June was down 28.6% to 49 million shares compared with the figure for the first quarter of 2013, and down 33.7% in terms of average daily amount to €342m.

With respect to shareholder remuneration, and in line with the same periods of previous years, on June 24 the Board of Directors approved payment of an interim dividend against 2013 of €0.10 per outstanding share. This payment was made on July 10 and has implied a total payout of €572m.

The BBVA share and share performance ratios

	30-06-13	31-03-13
Number of shareholders	1,019,346	990,113
Number of shares issued	5,724,326,491	5,448,849,545
Daily average number of shares traded	49,308,275	69,017,977
Daily average trading
(million euros)	342	515
Maximum price (euros)	7.62	7.86
Minimum price (euros)	6.19	6.60
Closing price (euros)	6.45	6.76
Book value per share (euros)	8.28	8.55
Market capitalization (million euros)	36,893	36,851
Price/Book value (times)	0.8	0.8
PER (Price/Earnings; times)	9.5	8.7
Yield (Dividend/Price; %)	6.5	6.2

16	Group information

Corporate responsibility

BBVA is aware of the difficulties society faces at times of economic crisis such as the present. From the outset, this Group has been committed to the principles of integrity, transparency and prudence as differentiating elements that set it apart from other banks and as sources of value for the communities where it operates. From the beginning of the crisis, the Bank has implemented a number of programs in this respect. One relevant example is the comprehensive plan to provide solutions to families facing difficulties in paying their debts. The Bank is also actively involved in combating unemployment and continues to work to extend the scope of the “Yo Soy Empleo” (I am Employment) initiative. Since its launch in 2013, BBVA has helped over 2,000 people to find a job.

Other corporate responsibility milestones during the second quarter of 2013 include:

Financial literacy

BBVA continues its commitment to financial literacy. In Panama, through the “Adelante con tu Futuro” (Forward with your Future) program, an initiative has been launched to offer citizens free of charge key strategies for efficiently managing their personal and professional finances. BBVA Chile continues to promote financial literacy in partnership with the Chilean National Youth Institute as part of its responsible business goal.

Responsible banking

Customer-centric approach. The Group has launched a new communication campaign in Spain which shows the importance of a responsible financial activity and the advantages that working with the Bank offers its customers. This campaign consolidates the Bank’s image and commitment as a responsible business committed to the community. BBVA has made the most of the present situation as a unique opportunity to grow through a high-quality service and with products that best meet the needs of its customers. In addition, BBVA has celebrated the fifth edition of “BBVA Open Talent”, a competition for entrepreneurs. It aims to develop new ideas and companies, identify talent and technological innovation that may be applicable to the banking business.

Human resources. In the area of volunteer work, the BBVA Volunteer Office in Spain has joined the European initiative “Give & Gain Day” in order to promote corporate volunteer work as a key tool for investing in the community.

Environment. BBVA has presented its Global Eco-efficiency Plan (GEP) for 2013-2015 in order to set a number of goals aimed at reducing direct environmental impacts and consolidating a management tool that helps minimize the Group’s environmental footprint. Achieving these goals will bring estimated economic savings of around €1.5m a year beginning in 2015. In addition, DNV Business Assurance, a worldwide certification organization, has awarded a prize to

BBVA for its progress in the integration of environmental management and energy efficiency into its business strategy.

Community involvement

The BBVA Foundation has presented the “Fronteras del Conocimiento” (Frontiers of Knowledge) awards at an event attended by prominent representatives of the international scientific community, as well as public figures from the world of culture and business in Spain. The awards aim to recognize and foster cultural research and creation of excellence.

The “Territorios Solidarios” (Solidarity Territories) initiative was recognized as one of the “100 Best Ideas of the Year” for bringing corporate social responsibility policies closer to the communities where BBVA operates.

In the area of social entrepreneurship, the scientific committee of the Momentum Project has announced the social entrepreneurship projects selected for the third edition of this program. It has selected those with outstanding growth potential and scalability in the impact of their economic and social activity. The latest Ruta Quetzal BBVA has integrated social entrepreneurship through activities and workshops where the young participants have analyzed the social problems in their environments in order to find solutions to them.

BBVA in the Sustainability Indices

At quarter end, BBVA’s weight in the main international sustainability indices was as follows:

Further information and contact details, please visit www.bancaparatodos.com

Corporate responsibility	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows the income statement, balance sheet, business activity and the most significant ratios in each of them: performing loans, customer funds (on and off-balance sheet), efficiency ratio, NPA ratio, coverage ratio and risk premium.

In the first quarter of 2013 changes were made on the geographical reporting structure of the BBVA Group’s business areas. Consequently, Spain includes the portfolios, finance and structural euro balance-sheet positions managed by ALCO that were previously reported in Corporate Activities. In addition, because of the particular nature of their management, the assets and results pertaining to the real-estate business in Spain are presented separately. This covers lending to real-estate developers (previously integrated in Spain) and foreclosed real-estate assets which were included in Corporate Activities in the years prior to 2013.

As a result, the composition of the business areas in 2013 is different from that presented in 2012, and is now as follows:

•

Banking activity in Spain (from now-on, Spain) which as in previous years includes: The Retail network, with the segments of individual customers, private banking, and small businesses; Corporate and Business Banking (CBB), which handles the SMEs, corporations and public sector in the country; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain). In addition, starting in 2013 it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•

Real-estate activity in Spain. This new area has been set up with the aim of providing specialized and structured management of the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. It therefore mainly combines loans to real-estate developers (previously reported in Spain) and foreclosed real-estate assets (previously reported in Corporate Activities).

•

Eurasia, which as in 2012 includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the Group in the area. It also includes BBVA’s stakes in the Turkish bank Garanti and the Chinese banks CNCB and CIFH.

•

Mexico, which includes the banking and insurance businesses in the country (the pension business was sold in the first quarter of 2013). Within its banking activity, Mexico includes retail business through its Commercial Banking, Consumer Finance and Corporate and Institutional Banking units; and wholesale banking through CIB.

•

The United States encompasses the Group’s businesses in the United States. The historical series in this area has been reconstructed to exclude the business in Puerto Rico, which was sold in December 2012, and include it in the Corporate Center.

•

South America, includes the banking and insurance businesses that BBVA carries out in the region (at the close of the second quarter of 2013 the Group had signed an agreement for the sale of the pension business in Chile and has closed the sale of the pension fund businesses in Colombia and Peru).

In addition to the above, all the areas include a remainder made up of other businesses and of a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Finally, Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarters that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles. Exceptionally it also includes the financial statements of BBVA Puerto Rico until its sale, which was completed in December 2012.

In addition to this geographical breakdown, supplementary information is provided for all the global businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate of business is considered relevant to better understand the BBVA Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

The figures corresponding to 2012 have been restated according to the same criteria and the same structure of business areas as explained above in order to offer homogeneous year-on-year comparisons. In the second quarter of 2012, BBVA announced that it was starting a process to look into strategic alternatives for its pension business in Latin America. On February 1, 2013 it signed an agreement for the sale of its stake in the subsidiary in Chile. In January 2013, BBVA closed the sale of its pensions business in Mexico and in April closed the sale of the ones in Colombia and Peru. Thus, all the earnings from this activity in the region are classified as discontinued operations, both in the 2012 and 2013 figures in the Corporate Center. Finally, as usual in the case of The Americas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

18	Business areas

The Group compiles reporting information by areas based on units at the same level, and all the accounting data related to the business managed are recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•

Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•

Internal transfer prices. Within each geographical area, internal transfer rates are applied to calculate the net interest income of its businesses, under both the asset and liability headings. These rates are composed of a market rate that depends on the operation’s revision period, and a liquidity premium that aims to reflect the conditions and outlook for the financial markets in each area. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

•

Assignment of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries in the earnings of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group (1)	Spain	Real-estate activity in Spain	Eurasia (1)	Mexico	South America	The United States	S Business areas	Corporate Center
1H13
Net interest income	7,302	2,053	42	490	2,228	2,147	702	7,662	(360)
Gross income	10,964	3,249	2	1,104	3,100	2,611	1,073	11,140	(176)
Operating income	5,392	1,715	(72)	744	1,923	1,464	340	6,114	(723)
Income before tax	2,553	1,066	(847)	518	1,164	1,097	301	3,298	(745)
Net attributable profit	2,882	742	(629)	429	876	561	213	2,192	690
2H12
Net interest income	7,787	2,381	(18)	465	2,158	2,315	765	8,065	(278)
Gross income	11,370	3,206	(32)	1,117	2,977	2,819	1,092	11,180	190
Operating income	5,745	1,705	(105)	704	1,867	1,584	327	6,083	(339)
Income before tax	(222)	530	(3,698)	423	1,148	1,098	279	(220)	(1)
Net attributable profit	166	379	(2,616)	374	868	570	209	(216)	381
1H12
Net interest income	7,335	2,367	(2)	386	2,021	1,973	786	7,531	(195)
Gross income	11,071	3,459	(52)	1,097	2,779	2,540	1,151	10,974	97
Operating income	5,911	2,073	(106)	731	1,723	1,482	410	6,313	(402)
Income before tax	1,881	1,122	(2,007)	635	1,082	1,173	341	2,345	(464)
Net attributable profit	1,510	783	(1,427)	579	822	629	233	1,618	(108)

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Business areas	19

Spain

Income statement

(Million euros)

	Spain
	1H13	Δ%	1H12
Net interest income	2,053	(13.3)	2,367
Net fees and commissions	703	5.9	663
Net trading income	416	78.8	232
Other income/expenses	78	(60.2)	196
Gross income	3,249	(6.1)	3,459
Operating costs	(1,534)	10.7	(1,386)
Personnel expenses	(949)	9.4	(868)
General and administrative expenses	(528)	12.7	(469)
Depreciation and amortization	(56)	14.0	(49)
Operating income	1,715	(17.3)	2,073
Impairment on financial assets (net)	(1,166)	26.9	(918)
Provisions (net) and other gains (losses)	517	n.m.	(32)
Income before tax	1,066	(5.0)	1,122
Income tax	(305)	(9.8)	(338)
Net income	761	(2.9)	784
Non-controlling interests	(19)	n.m.	(1)
Net attributable profit	742	(5.2)	783

Balance sheet

(Million euros)

	Spain
	30-06-13	Δ%	30-06-12
Cash and balances with central banks	3,095	(47.8)	5,924
Financial assets	105,583	7.1	98,573
Loans and receivables	204,174	(2.9)	210,289
Loans and advances to customers	187,923	(2.4)	192,553
Loans and advances to credit institutions and other	16,251	(8.4)	17,736
Inter-area positions	12,931	(5.0)	13,607
Tangible assets	828	(5.0)	872
Other assets	1,412	(5.6)	1,495
Total assets/Liabilities and equity	328,022	(0.8)	330,760
Deposits from central banks and credit institutions	45,955	(40.8)	77,595
Deposits from customers	162,884	24.4	130,949
Debt certificates	62,127	1.4	61,255
Subordinated liabilities	2,028	(33.9)	3,066
Inter-area positions	—	—	—
Financial liabilities held for trading	41,814	(12.2)	47,613
Other liabilities	2,286	n.m.	496
Economic capital allocated	10,928	11.7	9,785

Spain highlights in the second quarter

•	Market share gain in customer deposits, with new deposit gathering at lower cost.

•	Another improvement in the loan-to-deposit ratio.

•	Elimination of the floor clauses in residential mortgages.

•	Good performance of income from fees and commissions and NTI.

•	Commercial actions focused on increasing the customer base and bundling.

The most relevant

Within the general deleveraging process underway in the economy, BBVA’s banking activity in Spain continues to be focused on strengthening the franchise and making the most of the opportunities that arise in terms of increasing market share and the customer base.

In earnings, pressure largely continues from the elements that have been affecting net interest income in recent quarters: interest rates at all-time lows and weak new lending. This quarter, these two elements are combined with the court ruling issued on May 9 relating to the elimination of the floor clauses in residential mortgage loans. In contrast, income from fees and commissions and NTI performed well, while the level of provisions was somewhat lower than the figure for the previous quarter. As a result, the area registered a net attributable profit of €173m in the quarter, with the total figure for the first half of the year standing at €742m.

Lastly, the integration of the Unnim network into BBVA was completed this quarter.

Macro and industry trends

In Spain, the restructuring of the financial sector continues in line with the expected schedule.

As for banking activity, the financial deleveraging process continues while the NPA ratio is still rising.

20	Business areas

The NPA ratio for the domestic sector, including public administrations, stood at 11.2% at the end of May, following a one-off reduction in December 2012 and February 2013 due to the transfer of loans to the Asset Management Company for Assets Arising from Bank Restructuring (SAREB).

In an environment marked by the easing of tensions in the markets, several financial institutions have completed issues and reduced the funds taken from the European Central Bank (ECB). At the end of May, this funding from the ECB by the Spanish financial system stood at €250 billion, €63 billion less than at the beginning of the year.

Activity

BBVA’s banking activity in Spain continues to be affected by the deleveraging process underway in the economy. At the close of the second quarter of 2013, the area’s balance of performing loans stood at €182,667m, a decline of 2.1% over the quarter and 3.5% less than a year ago.

BBVA had a volume of €183,392m in customer funds in Spain as of June 30, 2013, including customer deposits, promissory notes, mutual and pension funds. The upward trend in these headings continued in the quarter. Overall, they registered year-on-year growth of 22.5% and 3.7% over the quarter.

Customer deposits under management, at €144,468m, are up 4.2% in the quarter and 26.9% since the end of June 2012, thanks to the positive performance still seen in time deposits held by households and companies, which together have risen 44.2% in year-on-year terms and 5.7% in the last 3 months. This represents 215 basis points

Relevant business indicators

(Million euros and percentage)

	Spain
	30-06-13	31-12-12	30-06-12
Performing loans	182,667	184,697	189,274
Customer deposits under management (1)	144,468	133,802	113,807
Mutual funds	19,651	19,116	18,694
Pension funds	19,272	18,577	17,192
Efficiency ratio (%)	47.2	43.3	40.1
NPA ratio (%)	4.7	4.1	3.0
NPA coverage ratio (%)	45	48	49
Risk premium (%)	1.21	0.95	0.97

(1)	Excluding repos. Including promissory notes sold by the retail network and collection accounts.

gain in market share in private-sector deposits (other resident sectors, retail activity) over the last twelve months, and 11 basis points over the quarter, according to information available as of May. This positive performance is due to the Bank’s high network capillarity and customer-centric business model, based and focused on establishing stable and lasting relationships with its customer base.

With this performance of lending and on-balance sheet customer funds, the loan-to-deposits ratio (1) in the domestic sector has declined to 128% as of 30-Jun-2013. Including mortgage-covered bonds, the ratio stands at 100%.

Off-balance sheet funds performed positively in the last quarter, with increases in both mutual funds (up 2.0%) and pension funds (up 1.3%). As a result, BBVA has retained its privileged position in asset management, with market shares of 14.6% in mutual funds and 19.5% in pensions, according to the latest available figures from Inverco (May and March, respectively).

(1)	The ratio excludes securitizations and repos and includes promissory notes placed in the retail network.

Spain	21

Earnings

The following are the most important figures related to earnings in the first six months of 2013 in this area:

•

Net interest income for the six-month period totals €2,053m, down 13.3% in year-on-year terms. This heading continues to be pressured by declining volumes, the current environment of low interest rates and, since May, the elimination of floor clauses from residential mortgages following the aforementioned ruling by the Supreme Court. One positive element is the steady reduction in the cost of new deposits, which will improve net interest income over the coming quarters.

•

Income from fees and commissions for the first half of the year reached €703m, up both in year-on-year terms (5.9%) and compared to the previous quarter (3.4%), due largely to the integration of Unnim and the greater contribution from mutual and pension funds.

•

There was a high volume of NTI again in the quarter, mainly as a result of good management of the structural risks on the balance sheet in a low interest rate environment, which has had a positive effect on capital gains obtained from the rotation of the ALCO portfolios. This heading posted €416m for the first half of the year, compared with €232m in the first six months of 2012.

•

As a result, gross income for the first half of the year totals €3,249m, down 6.1% on the same period in 2012. This figure should be assessed taking into account the unfavorable environment in which it was achieved:

reduced volumes of activity, pressure on margins due to low interest rates and the elimination of the floor clauses.

•

Operating expenses in the quarter were similar to the figure for the first three months of the year, with a six-month volume of €1,534m and a year-on-year increase of 10.7% . The figure was affected by the incorporation of Unnim in the second half of 2012.

•

Impairment losses on financial assets declined by €71m compared to the previous quarter. They totaled €1,166m in the first half of the year and were adversely affected by the impairment of the commercial portfolio.

•

The provisions (net) and other gains (losses) heading basically includes the gains from the reinsurance operation undertaken in the previous quarter. For the first half of the year, this heading stands at €517m (gains).

•	As a result of the above, the net attributable profit generated in the first half of the year was €742m, down 5.2% on the same period in 2012.

Main highlights

As mentioned at the beginning of this chapter, in this environment of reduced activity, the Group’s goal in Spain is to increase its customer base and customer bundling, making the most of the current situation of the financial system and leveraging the strength of the BBVA brand. To this end, several commercial actions have been carried out in each one of the segments served by the area. During the first half of 2013, the Retail Banking business has launched various savings and investment products, since customer funds and transactional banking are currently the main means for attracting new customers. Specifically, the following commercial actions were carried out during the quarter:

22	Business areas

•	Launch of a new range of deposits designed to encourage closer relationships with customers: “Depósito 12, 18 ó 24” and the new “Depósito BBVA Tranquilidad”.

•	Promotion of mutual funds among customers whose characteristics and needs match this type of investment.

•

In insurance, implementation of a new campaign for the 10-year “PPA BBVA” (Guaranteed Pension Plan) product and the new life insurance “Seguro Vida BBVA”, a flexible and modular product that adapts to changing customer needs.

•	Bolstering of the “Adiós Comisiones” (Goodbye Commissions) program with the launch of a commercial campaign aimed at increasing customer bundling.

•

In the elderly customer segment, a decision was made to bring forward the pension payment date to the 25th of each month. This has been identified as an important lever for improving customer experience and, therefore, for attracting new pensions.

•	In the “Premium” customer segment, the Bank is publicizing the portfolio management service, which enables customers to obtain the equity structure best suited to their investor profile.

In Corporate and Business Banking (CBB), the following initiatives are being carried out to attract new customers:

•

In the difficult environment faced today by businesses, particularly SMEs, BBVA has set itself the goal of increasing the volume of lending. To do so, it has launched an ambitious plan together with the risks area, called “Plan + Negocio”, with a twofold aim: continue to give special support to solvent customers while taking the opportunity to approach new potential customers.

•

In addition, BBVA is very active in concluding partnership agreements with the various regional governments. Over the last three months agreements have been signed with: the Basque regional government, Aval Castilla la Mancha and Aval Madrid, Institute of Finance of Castilla la Mancha and Institute of Finance of Cantabria, Transaval, Cordoba City Council, the Institute for Economic

Development of Asturias and the Federation of Self-Employed Worker Associations (ATA).

•

The Bank understands that the foreign sector is one of the fastest growing today and with the highest potential. Because of this, it has designed a new service that provides financial support to customers operating abroad through the coordination of the 20 SME Banking networks worldwide.

•	A methodology has also been implemented for harnessing the “Customer’s Voice” in this segment in order to continue improving the service provided to this group.

Other relevant highlights in the quarter include:

•

Successful completion of the integration of the Unnim network into BBVA on May 26, thus closing the process started in July last year. This integration has taken place after the successful completion of the swap of Unnim preferred and subordinated securities, which were distributed through the retail network, for BBVA shares; the labor agreement reached with Unnim staff; and the partnership agreement signed with Unnim’s social projects area. Since then, Unnim operations have been completely integrated into BBVA’s systems and the entire network is working in a unified manner under the BBVA brand. At present, the bank is consolidating its position in Catalonia as the number one financial institution in business with institutions, corporate banking and large companies, and the third institution in individual customer, small business and SME banking.

•

BBVA continues to develop its multi-channel concept, which is essential for making quality compatible with growth in the customer base. The new website www.bbva.es was launched during this quarter. It has involved a significant increase in the functions available through this channel.

•	BBVA has been chosen as one of the three most attractive companies to work for in the banking sector in Spain in the “Randstad Employer Branding”.

•

Lastly, in the area of corporate responsibility, apart from the boost already mentioned to the “Yo Soy Empleo” (I am Employment) initiative, BBVA has joined the agreement signed with the Madrid regional government to provide easier access to loans for entrepreneurs, with an initial total volume of €150m.

Spain	23

Real-estate activity in Spain

Income statement

(Million euros)

	Real-estate activity in Spain
	1H13	Δ%	1H12
Net interest income	42	n.m.	(2)
Net fees and commissions	5	(41.1)	9
Net trading income	19	n.m.	(44)
Other income/expenses	(64)	n.m.	(15)
Gross income	2	n.m.	(52)
Operating costs	(74)	37.4	(54)
Personnel expenses	(43)	65.2	(26)
General and administrative expenses	(20)	19.1	(17)
Depreciation and amortization	(11)	0.0	(11)
Operating income	(72)	(32.0)	(106)
Impairment on financial assets (net)	(271)	(80.2)	(1,370)
Provisions (net) and other gains (losses)	(505)	(5.0)	(531)
Income before tax	(847)	(57.8)	(2,007)
Income tax	221	(61.9)	579
Net income	(627)	(56.1)	(1,428)
Non-controlling interests	(2)	n.m.	1
Net attributable profit	(629)	(55.9)	(1,427)

Balance sheet

(Million euros)

	Real-estate activity in Spain
	30-06-13	Δ%	30-06-12
Cash and balances with central banks	5	—	—
Financial assets	1,154	15.5	999
Loans and receivables	11,508	(4.4)	12,040
Loans and advances to customers	11,527	(4.3)	12,040
Loans and advances to credit institutions and other	(20)	—	—
Inter-area positions	—	—	—
Tangible assets	1,783	15.7	1,541
Other assets	7,414	11.3	6,659
Total assets/Liabilities and equity	21,864	2.9	21,240
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	155	(45.7)	285
Debt certificates	6	(36.5)	9
Subordinated liabilities	744	3.3	720
Inter-area positions	17,985	8.3	16,610
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	2,974	(17.7)	3,614

Highlights of real-estate activity in Spain in the second quarter

•	Another reduction of exposure to developers.

•	Upward trend in retail foreclosures.

•	Loan-loss provisions significantly lower than the first semester of 2012.

•	Increased year-on-year disposal of foreclosed assets.

The most relevant

Within BBVA’s real-estate activity in Spain, the reduction of exposure linked to the developer sector continues and the trend in retail foreclosures is increasing, in line with the gross additions to NPA in the residential mortgage portfolio.

The area’s income statement shows the impact of the increased pace of sales of properties and a significantly lower volume of loan-loss provisions than in the first half of 2012.

Industry trends

The real-estate industry in Spain has been affected by a bubble whose main impact has been on the residential construction sector, through developer loans. Real-estate activity in Spain is undergoing a process of adjustment to the imbalances that have accumulated over recent years. Some of them have already been significantly corrected, above all those relating to the significant weight of residential construction as a proportion of the Spanish gross domestic product, which has declined from its high in 2007. However, existing housing stock still has to be absorbed and the balance sheets of financial institutions have yet to complete their restructuring.

24	Business areas

Exposure

There are two very different realities for the Group within the real-estate sector. On the one hand, net exposure from the developer segment (lending to developers plus the developers’ foreclosed assets) has been falling every quarter, and will continue to decline in the future. On the other, there are the retail foreclosures, i.e. the foreclosed assets from the residential mortgage sector. Their increase is linked to the increase in gross additions to NPA in this portfolio in 2008 and 2009, and in the short term they are expected to continue to rise.

Overall, BBVA’s net exposure to the real-estate sector in Spain is still declining. As of 30-Jun-2013, the balance is of €15,087m, down 2.1% on the close of the previous quarter.

Total coverage of real-estate exposure closed the quarter at 44%, the same figure as at the close of March 2013.

Within the exposure to the Spanish real-estate sector, from residential mortgages have increased by 3.5% compared with the close of March. As has been noted, their rise is closely linked to the increase in gross additions to NPA in this mortgage portfolio during 2008 and 2009.

Lastly, is worth noting the increased pace of sales of properties. In this regard, during the first half of 2013 there have been 6,617 unit disposals, equivalent to a quarterly average of 3,309 units compared with 2,512 units quarterly average the previous year.

Coverage of real estate exposure in Spain

(Million of euros as of 30-06-13)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	9,132	4,269	47
NPL	7,415	3,718	50
Substandard	1,717	551	32
Foreclosed real estate and other assets	12,570	6,489	52
From real estate developers	8,863	4,987	56
From dwellings	2,908	1,142	39
Other	799	360	45
Subtotal	21,702	10,758	50
Performing	5,405	1,262
With collateral	4,858
Finished properties	3,008
Construction in progress	677
Land	1,173
Without collateral and other	547
Real estate exposure	27,107	12,020	44

Note: Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Earnings

The income statement for the first half of 2013 again shows two key elements: first, the expected impact of loan-loss provisions in the developer book, and the decline in value of foreclosed real-estate assets; and second, the effect of the sale of properties, which has accelerated. Other elements that also influence the situation are: the consolidation by the equity method of the stake in Metrovacesa, which is registered under the ‘Other income/ expenses’ heading, and the year-on-year increase in operating expenses, due to greater staff numbers assigned to the area to carry out a separate and specialized management of this business and deal with increased activity.

As a result of the above, BBVA’s real-estate activity in Spain has registered a loss over the first six months of the year of €629m, which compares favorably with the loss of €1,427m in the same period last year.

Real-estate activity in Spain	25

Eurasia

Income statement (1)

(Million euros)

	Eurasia
	1H13	Δ%	1H12
Net interest income	490	26.9	386
Net fees and commissions	206	(12.1)	235
Net trading income	166	100.8	83
Other income/expenses	242	(38.4)	393
Gross income	1,104	0.7	1,097
Operating costs	(360)	(1.5)	(366)
Personnel expenses	(190)	(1.5)	(193)
General and administrative expenses	(144)	(1.6)	(146)
Depreciation and amortization	(27)	(0.8)	(27)
Operating income	744	1.8	731
Impairment on financial assets (net)	(191)	148.2	(77)
Provisions (net) and other gains (losses)	(35)	80.8	(19)
Income before tax	518	(18.4)	635
Income tax	(89)	58.3	(56)
Net income	429	(25.8)	579
Non-controlling interests	—	—	—
Net attributable profit	429	(25.8)	579

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Balance sheet (1)

(Million euros)

	Eurasia
	30-06-13	Δ%	30-06-12
Cash and balances with central banks	2,168	24.2	1,746
Financial assets	11,665	(6.9)	12,534
Loans and receivables	31,940	(13.5)	36,930
Loans and advances to customers	29,082	(12.0)	33,056
Loans and advances to credit institutions and other	2,858	(26.2)	3,874
Inter-area positions	—	—	—
Tangible assets	286	(52.6)	604
Other assets	1,268	15.1	1,101
Total assets/Liabilities and equity	47,327	(10.6)	52,915
Deposits from central banks and credit institutions	14,171	(9.0)	15,567
Deposits from customers	17,432	(16.2)	20,813
Debt certificates	1,185	44.4	821
Subordinated liabilities	941	1.1	931
Inter-area positions	4,530	(19.3)	5,614
Financial liabilities held for trading	312	(32.3)	461
Other liabilities	4,157	0.5	4,139
Economic capital allocated	4,598	0.6	4,569

(1)	Pro forma financial statements with Garanti Group accounted for by the proportional consolidation method, without early application of the IFRS 10, 11 and 12.

Eurasia highlights in the second quarter

•	Garanti has consolidated its position as the area’s engine of growth.

•	In business activity, good performance by the retail business, both in lending and customer funds.

•	Growth of operating income, with resilient gross income and a reduction in operating expenses.

•	Risk indicators at similar levels to the previous quarter.

The most relevant

From the point of view of activity, performing loans are declining, due to the fall in wholesale customer portfolios in the region, while lending to the retail segment, specifically in Garanti, continues to grow steadily. The most notable aspect of customer funds is the outstanding performance of low-cost deposits, specifically current and savings accounts.

In earnings, gross income has been notably resilient thanks to the improved net interest income in Garanti and the NTI from the Global Markets unit, which have offset reduced income from fees and commissions and the lower contribution from CNCB compared with the same period last year. In the rest of the headings in the income statement, the reduction in operating expenses and higher impairment losses on financial assets should be noted.

Macro and industry trends

In the second quarter of 2013, the information on confidence indicators in the euro zone appears to be consistent with some recovery in activity; in fact, moderate growth has been reported after the major contraction of previous quarters. Even so, financial conditions have deteriorated recently in a global environment with increasing risk aversion. In contrast, the banking union process, which has been identified as key to strengthening monetary union, continues to move in the right direction.

26	Business areas

The Turkish economy has confirmed its recovery shown at the start of 2013, following the soft landing in 2012. GDP grew in the first quarter above market expectations, boosted by progress in domestic demand, thanks to the positive performance of public expenditure, private consumption and industrial output. The boost to growth has in fact been one of the objectives of monetary policy for the Central Bank of Turkey (CBT). Between April and June it cut interest rates by 100 basis points, leaving the official rate at 4.5%. However, this situation has changed in recent weeks as a result of the social conflict in the country and greater global risk aversion, which have led to a depreciation of the Turkish lira, increased market volatility and rises in long-term interest rates, among other effects. Of course, this depreciation in the lira has a negative impact on the contribution from Garanti to the area’s financial statements, though it is partially offset by exchange-rate hedging whose results are included in the Corporate Center.

The banking sector in Turkey maintains solid capitalization levels and a high degree of profitability. The most important factor in the quarter has been the positive impact on bank ratings of the upgrade in Turkey’s rating to investment grade by various credit rating agencies: Moody’s, Fitch, Japan Credit Rating Agency (JCR) and Dominion Bond Rating Services (DBRS). In terms of activity, the country’s financial industry continues to show great strength, with year-on-year growth rates in lending to the private sector close to 20%, following the easing of credit conditions and the cut in interest rates by the CBT. The NPA ratio remains relatively stable (at around 3%).

Relevant business indicators

(Million euros and percentage)

	Eurasia
	30-06-13	31-12-12	30-06-12
Performing loans	29,374	29,458	33,228
Customer deposits under management (1)	16,510	16,484	19,170
Mutual funds	1,365	1,408	1,483
Pension funds	657	608	561
Efficiency ratio (%)	32.6	35.2	33.3
NPA ratio (%)	3.0	2.8	1.4
NPA coverage ratio (%)	88	87	118
Risk premium (%)	1.28	0.97	0.45

(1)	Excludes repos.

In China economic growth has slowed somewhat in recent quarters. Much of this slowdown can be explained by the implementation of policies that aim to limit credit growth, although liquidity tensions in the Chinese interbank market over recent months are also having an impact. The Chinese currency has lost its value slightly over the quarter, while in year-on-year terms there has been a depreciation in the fixing rate, but an appreciation in the average exchange rate.

Earnings in the Chinese banking sector are expected to moderate their rise after several years of high growth rates. The steady liberalization of interest rates will bring with it a tightening of margins. This effect should be offset by expanding credit, which will probably post double-digit growth rates. The environment of lower economic growth and buoyant credit in recent years is leading to a moderate upturn in the NPA ratio from very contained levels (NPA ratio of 1.6% at the close of 2012). In any event, the financial system maintains adequate liquidity and capitalization ratios.

Eurasia	27

Activity

At the close of June, the volume of performing loans in the area amounted to €29,374m, a year-on-year decline of 11.6% and a quarterly fall of 1.2%. As mentioned at the start of this chapter, this decline is highly conditioned by the limited level of development of the wholesale banking business in the region and the negative impact of the depreciation in the Turkish lira over recent months (down 9.4% year-on-year and 7.9% quarter-on-quarter). This has reduced the positive impact of the performance of lending in Garanti, particularly related to the retail sector.

In fact, excluding the negative exchange-rate effect, Garanti has increased its lending activity in liras by 9.8% over the quarter (compared with a figure of 8.8% for the sector) and 17.3% since 31-Dec-2012 (compared with 14.9% in the sector). As we have just mentioned, this progress is mainly due to retail products such as mortgages (up 10.2% in the quarter), credit cards (up 8.9% in the quarter) and personal or general-purpose loans (up 7.6%).

Moreover, the increase is not leading to a worsening in the area’s risk indicators, which as of 30-Jun-2013 remain at levels similar to those at the close of the previous quarter, with an NPA ratio of 3.0% and a coverage ratio of 88%. In Garanti, the NPA ratio is only 1.9% (down from the 2.3% at the close of March) due to the lower volume of gross additions to NPA, the good level of recoveries and the effect of the sale of a NPL portfolio.

Customer deposits under management amounted to €16,510m at the close of June, a decline of 13.9% on the same date in 2012 and 8.0% since 31-Mar-2013. As in the case of loans, this decline has been influenced significantly by the depreciation of the Turkish lira in recent months. Excluding the exchange-rate effect, deposits in liras in Garanti increased by 7.1% on the close of March, above the figure for the rest of the sector, and by 19.5% since 31-Dec-2012 (up 7.5% in the sector as a whole). Lastly, it is worth highlighting that Garanti’s sources of funding remain diversified between deposits, repos and issuance.

Earnings

The Eurasia area has generated a net attributable profit for the half-year of €429m, of which 45% is from Garanti’s contribution.

•

The cumulative gross income of €1,104m for the half-year is slightly higher than in the previous year (up 0.7%). There has been a notable increase in net interest income and a greater contribution from NTI as a result of the good performance of the Global Markets unit in the last six months.

28	Business areas

•

Net interest income closed the period at €490m, with a year-on-year rise of 26.9%. The influence of Garanti has been highly significant, both in terms of the strength of its activity and its good management of customer spreads. It should be pointed out that the reduction in the cost of liabilities in liras applied by the bank (down an average of 350 basis points with respect to the first six months of 2012) has offset the decline in the average yield on loans deriving from the successive interest rate cuts made by the CBT.

•

In contrast, income from fees and commissions is down 12.1% year-on-year to €206m as a result of the limited volume of operations with the wholesale segment, although also due to some accounting reclassifications between headings in Garanti.

•

High levels of NTI were generated in the first half of the year, with a good performance by the Global Markets unit, which offset the decline in the other income/expenses heading due to a lower contribution in the half-year from BBVA’s stake in the CNCB Group. As mentioned in the previous quarter, this is because of a year-on-year increase in loan-loss provisions in the Chinese bank as a result of stricter demands by the local regulator.

Garanti. Significant data 30-06-13 (1)

30-06-13
Financial statements (million euros)
Attributable profit	794
Total assets	70,278
Loans to customers	42,282
Deposits from customers	38,174
Relevant ratios (%)
Efficiency ratio	41.1
NPA ratio	1.9
Other information
Number of employees	18,431
Number of branches	961
Number of ATMs	3,605

(1)	BRSA data for the Garanti Bank.

Expenses continue to be held in check, with a year-on-year decline of 1.5% in the operating expenses heading giving a cumulative €360m for the first six months of the year. In Garanti, expenses have risen by 9.9%, reflecting the process of expansion underway in the bank. In all, operating income in the area has risen by 1.8% in the last 12 months to €744m.

Lastly, impairment losses on financial assets amounted to €191m, significantly higher than in the first six months of 2012, due to their increase in Garanti. This increase is mainly due to the greater generic needs derived from the strong growth in lending and an additional provision for regulatory reasons, which has now been settled.

Main highlights

The most important events in the second quarter of 2013 are as follows:

•

Under the recognitions heading, the Bloomberg Markets magazine has put Garanti in the “Top 20” of its global list of the soundest banks. The ranking includes around 80 banks with assets valued at over USD 100 billion. It is the first time that a Turkish financial institution has appeared on this list.

•

In the area of new technologies, Garanti has reinvented the concept of mobile banking through a new application for smartphones. “i-Garanti” integrates the social media into banking transactions made through mobile devices and gives users the opportunity to access important promotions. In only a few weeks, i-Garanti has recorded over 107,000 downloads.

•

In the area of corporate responsibility, Garanti has implemented a plan to adapt its facilities and channels to the needs of people with disabilities. Another of the flagship social responsibility projects, the Women Entrepreneur Executive School, continues in its aim of supporting the training of women entrepreneurs with new partnership agreements with chambers of commerce, such as those in Antalya and Gaziantep.

Eurasia	29

Mexico

Income statement

(Million euros)

	Mexico
	1H13	Δ%	Δ%(1)	1H12
Net interest income	2,228	10.3	5.8	2,021
Net fees and commissions	582	10.8	6.3	525
Net trading income	114	11.1	6.6	102
Other income/expenses	177	34.7	29.3	131
Gross income	3,100	11.6	7.1	2,779
Operating costs	(1,177)	11.5	7.0	(1,056)
Personnel expenses	(505)	12.8	8.2	(448)
General and administrative expenses	(592)	8.4	4.0	(546)
Depreciation and amortization	(81)	30.2	24.9	(62)
Operating income	1,923	11.6	7.1	1,723
Impairment on financial assets (net)	(727)	18.0	13.3	(616)
Provisions (net) and other gains (losses)	(31)	26.0	21.0	(25)
Income before tax	1,164	7.6	3.3	1,082
Income tax	(288)	11.0	6.5	(260)
Net income	876	6.5	2.3	822
Non-controlling interests	(0)	1.1	(3.0)	(0)
Net attributable profit	876	6.5	2.3	822

(1)	At constant exchange rate.

Balance sheet

(Million euros)

	Mexico
	30-06-13	Δ%	Δ%(1)	30-06-12
Cash and balances with central banks	5,324	1.1	2.1	5,266
Financial assets	28,096	(5.4)	(4.4)	29,688
Loans and receivables	43,832	7.3	8.4	40,835
Loans and advances to customers	38,563	5.6	6.6	36,520
Loans and advances to credit institutions and other	5,269	22.1	23.3	4,315
Tangible assets	1,252	13.1	14.3	1,107
Other assets	4,188	76.9	78.6	2,368
Total assets/Liabilities and equity	82,692	4.3	5.4	79,262
Deposits from central banks and credit institutions	9,581	(24.7)	(23.9)	12,717
Deposits from customers	40,360	10.9	12.0	36,385
Debt certificates	4,140	(1.9)	(0.9)	4,219
Subordinated liabilities	4,113	56.8	58.3	2,623
Financial liabilities held for trading	6,716	(1.0)	(0.1)	6,787
Other liabilities	13,186	10.5	11.6	11,935
Economic capital allocated	4,595	(0.0)	1.0	4,596

(1)	At constant exchange rate.

Mexico highlights in the second quarter

•	Growth in lending, mainly in SMEs and credit cards.

•	More profitable customer funds, with a favorable performance of those of lower-cost.

•	Resilient recurring revenue.

•	BBVA Bancomer, sponsor of the Mexican Soccer League.

The most relevant

BBVA’s business activity in Mexico partly reflects the country’s current macroeconomic environment of moderate growth. Performing loans are growing at a year-on-year rate of 8.0%, with a good performance in the SME and small business segments portfolios, as well as credit cards. On the liability side, there was a positive performance by demand deposits, in other words, lower-cost customer funds.

In this environment of moderate economic growth, the BBVA Group’s franchise in Mexico has continued to post positive earnings during the second quarter thanks to resilient recurring revenue.

Macro and industry trends

As mentioned above, the economic activity indicators in Mexico are progressing moderately, despite the fact that demand from the United States continues to be fairly restrained, which negatively affects the Mexican manufacturing sector.

The country’s financial system is maintaining adequate levels of solvency, profitability and liquidity, as recognized by the Council for the Stability of the Financial System (CESF) in March. All the financial institutions comply with the capital ratio required by the new Basel III criteria (a minimum of 10.5%). Similarly, in its most recent statement of June 20, the CESF considers that the country has sound fundamentals that allow its financial markets to develop in an orderly fashion in an environment of greater volatility at international level.

30	Business areas

Higher global volatility has had a particularly strong effect on the exchange rate in the final weeks of the quarter and put pressure on the price of the Mexican peso, whose fixing rate has depreciated significantly over the last three months with respect to the euro (down 7.2%), and is also slightly below the figure as of 30-Jun-2012. In contrast, the average exchange rate still remains above the figure for the first half of 2012 (up 4.2%). Therefore, the currency effect on the year-on-year evolution of the Group’s income statement is positive, but negative on the balance sheet and activity. As usual, all comments below on percentage changes refer to constant exchange rates, unless expressly stated otherwise.

Activity

At the close of June 2013, performing loans managed by the area amounted to €38,579m, equivalent to a year-on-year growth of 8.0%.

Within the retail segments, loans to small businesses have posted the strongest growth year-on-year (up 20.5%), followed by credit cards (up 10.7%). In contrast, residential mortgages have been practically flat year-on-year (up 1.2%).

In the wholesale portfolio, which includes lending to corporations, SMEs and the government, it is lending to SMEs that maintains the highest growth rates (up 12.2% year-on-year at the close of June 2013), while corporate lending continues to be affected by the bank disintermediation process underway in recent quarters.

BBVA Bancomer continues to support its customers by placing debt on the capital markets, for a total value of USD 2,417m in the first half of 2013. BBVA still has a significant presence in Mexico in this business.

Relevant business indicators

(Million euros and percentage)

	Mexico
	30-06-13	31-12-12	30-06-12
Performing loans (1)	38,579	37,349	35,735
Customer deposits under management (1-2)	42,329	40,743	39,579
Mutual funds	17,958	17,492	17,435
Pension funds	—	—	—
Efficiency ratio (%)	38.0	37.6	38.0
NPA ratio (%)	4.0	3.8	4.0
NPA coverage ratio (%)	109	114	111
Risk premium (%)	3.62	3.48	3.38

(1)	Figures at constant exchange rate.
(2)	Including all the repos.

As mentioned at the start of the chapter, asset quality is evolving as expected, and the risk premium remains steady (a cumulative 3.62% to June 2013), despite the slight rise in the NPA ratio over the quarter, which closed at 4.0% as of 30-Jun-2013, with a coverage ratio of 109%.

Mexico	31

Customer funds, which include on-balance-sheet deposits, repos, mutual funds and other off-balance sheet funds, picked up their pace of year-on-year growth to 5.8% (up 6.3% in the quarter) to €62,950m. There has been a positive trend in demand deposits in the retail customer segment, with a rise of 11.0% on the figure at the close of March, thanks to a very favorable quarter in new production in the retail network. Time deposits are heavily influenced by the bank’s policy in the last few quarters of improving the profitability of liabilities. The balance of time deposits declined year-on-year by 4.1%, in part due to transfers to mutual funds and investment portfolios, which have risen by 4.0% (both in the quarter and over the last 12 months), to €17,958m as of 30-Jun-2013.

Finally, the insurance business in the area has performed very well, thanks to increased activity (4,0% increase year-on-year in premiums written by the retail network; automobile insurance was best in class with a 35% increase) and limited claims, in line with previous years, with the resulting favorable effect on earnings in the area.

Earnings

BBVA’s earnings in Mexico in the first half of the year show a favorable trend in a moderately positive macroeconomic environment and greater volatility on the financial markets. Overall, the Mexico area generated €876m of net attributable profit, 2.3% more than in the same period in 2012.

Over the first six months of the year, net interest income amounted to €2,228m, up 5.8% on the figure 12 months earlier. This rise has been due to the aforementioned increase in banking activity, as well as the maintenance of spreads, which has enabled BBVA to preserve a level of profitability (measured as the net interest income over ATA) that compares favorably with the sector average. Income from fees and commissions performed well and totaled €582m for the first six months of 2013 (up 6.3% year-on-year). It was supported by the improvement in fees from the investment banking business and the optimization of charges for maintenance and administration of accounts. The half-year was also positive for NTI, which increased by 6.6% in year-on-year terms, and the heading of other income/expenses, which rose by 29.3%, thanks basically to improved earnings from the insurance business. Overall, cumulative gross income for the half-year was €3,100m, up 7.1% on the same period in 2012.

Operating expenses still show rates of growth similar to those in the previous quarter. Expenses in the first half of the year totaled €1,177m, with a year-on-year growth of 7.0%. As mentioned in previous quarterly reports, the bank has an investment plan underway for opening new branches and modernizing existing ones and for boosting technological innovation, together with the construction of new corporate headquarters. This largely explains the increase in expenses.

In contrast, the most recurring items continue to grow in line with the country’s inflation rate. With these revenue and expenditure figures, the efficiency ratio remains stable and closed June at 38.0%, one of the best in the Mexican banking system. Operating income amounted to €1,923m from January to June 2013, up 7.1% on the same period in 2012.

Lastly, impairment losses on financial assets reduced earnings by €727m in the half-year, 13.3% more than in the last 12 months. This is partly due to the growth in lending, but also to the greater deterioration in the consumer finance portfolio. In any case, the risk premium remains stable and closed the half-year at 3.62%.

Main highlights

Among the commercial actions carried out in the second quarter of 2013 it is worth mentioning the launch of a new mortgage product that eliminates opening and early repayment fees. This results in a reduction in the total annual cost (CAT) that the customer must pay for a loan of these characteristics.

BBVA Bancomer, in partnership with Franklin Templeton, one of the most prestigious fund managers in the world, has developed a mutual fund that allows customers to diversify their investments in shares and ETFs (exchange-traded funds) and participate in other asset classes with great growth potential. In partnership with Pioneer Investments, it has also launched another fund that invests in shares listed on the US NASDAQ index.

BBVA Bancomer has also signed an alliance with FedEx, Microsoft and the Monterrey Institute of Technology to offer SMEs the first integrated range of financial services, advice on transactions and logistics, promotion of the use of information technology and training for employees. This alliance began to be operative on June 1, 2013.

A strategic alliance has also been announced to sponsor the Mexican soccer league, which starting in 2013 and for the next three years will be called Liga BBVA Bancomer. This agreement not only supports sport but strengthens the Group’s commitment to Mexico.

Among the awards and recognitions BBVA Bancomer has been named by the Structured Retail Products website as the “Best in Sales” and “Best in Performance”, and by Global Finance as the “Best Sub-Custodian Bank in Mexico”. This is a milestone that highlights the quality of service that the bank provides its customers.

In addition, BBVA has been chosen as one of the “Best Companies to Work For” in Latin America by the international consultant Great Place To Work (GPTW), within the category of multinationals. This ranking only includes the 25 best companies out of more than 2,200 participating companies from 20 countries. In Mexico, the award has been granted to BBVA Bancomer, Seguros Bancomer and Multiasistencia.

32	Business areas

South America

South America highlights in the second quarter

•	Positive performance of activity, both in lending and customer funds.

•	Maintenance of spreads.

•	Favorable performance of revenue.

•	Stability of sound risk indicators.

Highlights

Business activity in South America has continued its positive trend of previous quarters in both lending and customer funds. This is particularly significant in the individual customer segment, where the banks in the area are performing better than their main competitors. Moreover, the positive performance has taken place while maintaining the asset quality indicators stable.

In earnings, the growth in business volume and maintenance of customer spreads have ensured favorable revenue in the area. As a result, investment can continue to develop and expand the franchise in the region.

Macro and industry trends

Economic growth in South America has slowed slightly during this period, particularly due to foreign demand, although in some cases there has also been some contraction in domestic demand. In recent months, the region has been affected by the greater level of uncertainty associated with the announcements by the Fed, which has resulted in pressure on currencies in the region, declines in stock markets and moderate rises in long-term rates.

The pressure on currencies has a negative impact on the Group’s financial statements, in both year-on-year and quarterly terms. Over the last 12 months, although all the currencies in the region have lost against the euro, there has been a particularly notable effect derived from the devaluation of the Venezuelan bolivar in February this year. As usual, and in order to provide a better understanding of trends in business and earnings in the area, all figures below on percentage changes refer to constant exchange rates, unless indicated otherwise.

Income statement

(Million euros)

	South America
	1H13	Δ%	Δ%(1)	1H12
Net interest income	2,147	8.8	24.0	1,973
Net fees and commissions	454	6.6	19.4	426
Net trading income	326	47.1	65.9	222
Other income/expenses	(316)	n.m.	n.m.	(80)
Gross income	2,611	2.8	15.4	2,540
Operating costs	(1,147)	8.4	20.9	(1,058)
Personnel expenses	(581)	7.7	19.0	(539)
General and administrative expenses	(486)	10.1	23.2	(441)
Depreciation and amortization	(80)	3.0	20.2	(78)
Operating income	1,464	(1.2)	11.4	1,482
Impairment on financial assets (net)	(320)	36.4	51.2	(234)
Provisions (net) and other gains (losses)	(48)	(36.3)	(10.8)	(75)
Income before tax	1,097	(6.5)	4.5	1,173
Income tax	(283)	9.3	20.0	(259)
Net income	814	(10.9)	0.0	914
Non-controlling interests	(253)	(11.2)	2.7	(285)
Net attributable profit	561	(10.8)	(1.1)	629

(1)	At constant exchange rates.

Balance sheet

(Million euros)

	South America
	30-06-13	Δ%	Δ%(1)	30-06-12
Cash and balances with central banks	10,444	23.6	49.7	8,453
Financial assets	11,284	4.1	21.5	10,840
Loans and receivables	50,433	4.2	19.5	48,399
Loans and advances to customers	45,055	2.8	17.3	43,819
Loans and advances to credit institutions andother	5,378	17.4	41.2	4,581
Tangible assets	808	(1.5)	18.5	820
Other assets	2,002	(16.3)	(8.7)	2,393
Total assets/Liabilities and equity	74,972	5.7	22.2	70,906
Deposits from central banks and credit institutions	5,105	(22.0)	(16.9)	6,546
Deposits from customers	51,520	7.9	27.6	47,752
Debt certificates	3,863	37.0	44.8	2,819
Subordinated liabilities	1,301	(27.5)	(25.0)	1,794
Financial liabilities held for trading	1,195	23.6	28.6	967
Other liabilities	8,838	8.3	25.7	8,157
Economic capital allocated	3,151	9.7	27.3	2,871

(1)	At constant exchange rates.

South America	33

Relevant business indicators

(Million euros and percentage)

	South America
	30-06-13	31-12-12	30-06-12
Performing loans (1)	45,929	42,627	39,166
Customer deposits under management (1-2)	55,560	49,160	43,112
Mutual funds	3,032	3,355	3,195
Pension funds	3,316	3,081	2,656
Efficiency ratio (%)	43.9	42.8	41.7
NPA ratio (%)	2.2	2.1	2.3
NPA coverage ratio (%)	136	146	139
Risk premium (%)	1.30	1.34	1.12

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific markeatable debt securites.

The financial systems of most of the countries in South America remain sound. Lending continues to grow at a fast pace, boosted by economic policies focused on encouraging domestic activity and by the structural changes observed in recent years, which support sustainable growth in a large number of these countries. Given the strength of the economies in the region, its financial systems have robust levels of profitability and moderate NPA ratios.

Activity

At the close of the first half of 2013, South America continues to show a high rate of year-on-year growth in its volume of business, both in terms of its loan book and above all in customer funds.

Performing loans as of 30-Jun-2013 amounted to €45,929m, a rise of 17.3% on the figure posted the same date last year. Once more, lending to the retail segment performed outstandingly well, particularly consumer finance (up 24.1%), credit cards (up 37.1%) and to a lesser extent, mortgage lending (up 16.7%).

As lending activity has grown, the strict risk admission policies in place have maintained the main risk indicators practically unchanged: at the close of June the NPA ratio stood at 2.2% and the coverage ratio at 136%.

Customer deposits under management, which closed in June 2013 at €55,560m, picked up their year-on-year rate of growth in the second quarter to 28.9%, so the liquidity gap in the area improved in the period. Current and savings accounts posted the biggest rise (up 37.5%) and a gain in market share of 33 basis points in the last 12 months, according to the data available at the close of April 2013. After including mutual funds under management by banks in the region, total customer funds amounted to €58,592m.

The highlights of banking activity by country are as follows:

•

In Argentina the loan book has performed outstandingly, with a rise of 28.1% on the figure for June 2012, thanks to the notable rise in consumer finance (up 12.1%) and credit cards (up 42.8%), with a year-on-year gain in market share for these two items of 17 basis points, according to the latest available information for April. On-balance-sheet customer funds grew by 22.7%, with good performance of both current and savings accounts and time deposits.

•

Chile has posted moderate increases in lending, with a year-on-year growth of 7.6%. By portfolios, consumer finance, credit cards and mortgage loans continue to grow at rates above the market average, with a year-on-year gain in market share of 5 basis points in consumer finance and credit cards and 39 basis points in mortgage lending. On-balance-sheet customer funds have increased by 14.2%, boosted by current and savings accounts, which grew by 19.8% and gained 67 basis points in market share since April 2012.

•

Activity in Colombia remains very strong, with a 16.7% year-on-year rate of growth in lending and 37.3% in deposits. There was also a positive performance of consumer finance and credit cards (up 23.7%) and current and savings accounts (up 36.6%), with gains in market share since April 2012 of 105 and 117 basis points respectively.

34	Business areas

•

In Peru, lending has grown by 14.1% during the same period thanks to the positive performance of residential mortgages (up 22.2%) and consumer finance plus credit cards (up 8.0%), in this latter case above the average for the system. As a result, the market share over the last 12 months increased by 46 basis points. On-balance-sheet customer funds performed well (up 15.6%), above all those of lower-cost (current and savings accounts), with year-on-year rises of 10.6% and a gain of 27 basis points in market share.

•

Lastly, activity in Venezuela is still as strong as at the start of 2013. This is reflected in a year-on-year rise of 43.6% in the loan book, focused mainly on consumer finance (up 45.0%) and credit cards (up 67.4%). On-balance-sheet customer funds have grown at 64.9%, faster than lending, thanks to the boost from current and savings accounts.

Earnings

As mentioned earlier, one of the relevant events in the first half of the year has been the devaluation of the Venezuelan bolivar in February this year. It has had an impact on each of the items in the area’s financial statements, although there has been no material impact on the net attributable profit.

Earnings performed well once more during the first half of the year, despite the adjustment for hyperinflation in Venezuela, which has been more negative than in previous periods. Cumulative gross income was €2,611m in the first six months of the year, up 15.4% on the same period in 2012. Strong activity, outstanding price management and favorable NTI explain this positive performance.

Cumulative operating expenses amounted to €1,147m, a year-on-year rise of 20.9% . The main factors behind this rise have been the technological expansion and transformation plans underway, together with the high rate of inflation in some countries in the region. One example of these plans during the quarter is the business plan being implemented in South America to boost the generation of value in the area. Its main objectives are growth in activity, increased market share and improved service quality. This is being done through investment to deploy mobile banking services and expand the branch network, particularly in Colombia, Chile and Peru. At the same time, Chile is undertaking a major project that represents a significant technological advance in customer service. Also in Chile, the Group’s first “flagship” branch in the region has just been opened (this is a new type of large and technologically advanced branch with a specialized sales force that brings together personalized advice skills). This growth in revenue and expenses has resulted in an efficiency ratio of 43.9% in the first half of the year and operating income for the six-month period of €1,464m, up 11.4% on the same period in 2012.

Impairment losses on financial assets stood at €320m, with a significant year-on-year increase, due largely to the recovery of provisions made in the first half of last year. Discounting this effect, this heading would register a rise similar to that of the loan book. However, the cumulative risk premium for the first half of the year remains at the same levels as at the close of the previous quarter and is now the best among the banks in the region (using local accounting figures to ensure the data are comparable).

In conclusion, the cumulative net attributable profit in the first half of the year in South America totaled €561m, very close to the figure a year earlier.

This can be broken down by country as follows:

•

Argentina has generated €94m in the first half of the year. Recurring revenue remains strong, and has offset the increase in expenses and loan-loss provisions (the latter due to a significant increase in activity).

•

Chile has been able to cope with market volatility and the negative impact of reduced inflation rates in the first half of the year, and generated a net attributable profit of €50m, which is supported by growth in income from fees and commissions and the good performance of NTI.

•

Colombia has increased its net interest income significantly thanks to the boost to activity and stable spreads. Expenses have increased moderately, as have loan-loss provisions. As a result, the net attributable profit for the six-month period is €148m.

South America	35

•

In Peru, the rise in net interest income and NTI has driven the net attributable profit to €81m, despite the increase in expenses and loan-loss provisions. Also remarkable has been the impact on income from fees and commissions of the coming into force on January 1 of the new regulations on transparency in the banking system, which limits banks from charging certain fees.

•

Venezuela has continued to perform strongly in terms of net attributable profit, which amounted to €139m in the half-year. The strength of activity and the revaluation of the bank’s US dollar positions due to the devaluation announced by the Venezuelan government in February are the main reasons for this positive performance.

•	Lastly, BBVA Panama reported a net attributable profit of €13m, BBVA Paraguay €11m and BBVA Uruguay €13m.

Main highlights

1.	There has been a successful placement of an issuance on the international markets. On April 8, 2013, BBVA Continental completed its third international issuance (United States, Europe and Latin America) of a 5-year USD 500m bond at a fixed coupon of 3.25% . The issuance was oversubscribed by 5.9 times, proving the continued confidence of investors in Peru and the soundness of BBVA in the country.

2.	BBVA has received various awards and recognitions:

•

BBVA Venezuela has for the seventh year in a row received the “Best Bank in Venezuela” award from the prestigious international publication Euromoney at the 2013 “Excellence Awards”, among the most important for the global financial industry.

•

BBVA Venezuela has also received for the second time the “Great Place to Work 2013®” award, ranking second out of 18 companies providing the best place to work in Venezuela, and first among financial institutions in the country.

•

In social responsibility, the Chilean government has honored the Group’s company Forum with the “Más por Chile” (More for Chile) seal for its “Niños Adelante” (Forward, children) program, which has been recognized for its contribution to the self-improvement and social integration of the most vulnerable people in the country.

•

BBVA Colombia has for the third year in a row received the PCI Payment Card Industry Data Security Standard certification. This is a security standard required from organizations that process, transport or store the data of card users. BBVA Colombia is the only bank in the Colombian market with this recognition.

•	BBVA Continental has been recognized as the best financial institution for quality of customer service, according to the analysis by Ipsos Apoyo among the main banks operating in Peru.

3.	The area continues to be very active in social responsibility initiatives. Outstanding in this respect in the quarter have been:

•	BBVA Colombia’s membership of the National Reading Plan, which aims to provide over 2,500 educational institutions across the country with seed libraries.

•

In Peru, BBVA Asset Management Continental has launched the BBVA “Leer Es Estar Adelante” (Reading Means Keeping Ahead) fund, the first of its kind set up in the country to support a social cause: helping to improve children’s education.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
			Δ% at constant				Δ% at constant
Country	1H13	Δ%	exchange rates	1H12	1H13	Δ%	exchange rates	1H12
Argentina	223	(2.0)	15.8	228	94	(12.8)	3.0	108
Chile	149	(7.7)	(9.2)	161	50	(43.9)	(44.8)	89
Colombia	262	1.2	4.3	259	148	(3.9)	(0.9)	154
Peru	326	11.0	10.0	294	81	1.9	1.0	79
Venezuela	445	(8.4)	25.4	486	139	(13.0)	19.2	160
Other countries (1)	60	8.7	6.8	55	49	25.5	23.8	39
Total	1,465	(1.2)	11.4	1,482	561	(10.8)	(1.1)	629

(1)	Panama, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

36	Business areas

The United States

The United States highlights in the second quarter

•	Growth of lending, particularly in the targeted portfolios.

•	Increase of lower-cost customer funds.

•	Revenue significantly affected by the current interest-rate environment.

•	Costs in check.

•	Another improvement in risk indicators.

The most relevant

In the United States, business activity has continued along the same lines as in previous quarters: growth in performing loans, with a special focus on the target portfolios (commercial and residential real estate), and increase in customer deposits under management, especially in lower-cost items.

In earnings, despite strong business activity, revenue continues to be strongly affected by the current environment of low rates and narrowing spreads, and new more restrictive regulations on fees and commissions. In the rest of the income statement headings, operating expenses are stable, while provisions remain at very moderate levels. As a result, the net attributable profit for the first half of 2013 stands at €213m.

Macro and industry trends

The U.S. economy has maintained its sustained growth since the beginning of the year. The unemployment rate continues to fall, although job creation in the second quarter of 2013 has been somewhat weaker than in the first quarter of the year. The financial environment has been altered following the Fed’s announcement of its plans to start limiting the quantitative easing program in the last quarter of the year, as long as the country’s economy continues to show it is sound.

Income statement

(Million euros)

	The United States
	1H13	Δ%	Δ%(1)	1H12
Net interest income	702	(10.8)	(9.5)	786
Net fees and commissions	276	(8.5)	(7.2)	301
Net trading income	95	(0.5)	1.3	95
Other income/expenses	1	n.m.	n.m.	(31)
Gross income	1,073	(6.8)	(5.5)	1,151
Operating costs	(733)	(1.1)	0.3	(741)
Personnel expenses	(408)	(5.1)	(3.7)	(430)
General and administrative expenses	(235)	3.7	5.1	(227)
Depreciation and amortization	(90)	6.2	7.6	(85)
Operating income	340	(17.0)	(15.8)	410
Impairment on financial assets (net)	(37)	(11.4)	(10.3)	(42)
Provisions (net) and other gains (losses)	(2)	(91.1)	(91.0)	(28)
Income before taxes	301	(11.7)	(10.4)	341
Income taxes	(88)	(18.2)	(17.0)	(108)
Net incomes	213	(8.7)	(7.3)	233
Non-controlling interests	—	n.m.	n.m.	—
Net attributable profit	213	(8.7)	(7.3)	233

(1)	At constant exchange rate.

Balance sheet

(Million euros)

	The United States
	30-06-13	Δ%	Δ%(1)	30-06-12
Cash and balances with central banks	3,833	48.7	54.5	2,577
Financial assets	7,774	(7.1)	(3.5)	8,371
Loans and receivables	39,924	(3.9)	(0.2)	41,544
Loans and advances to customers	37,523	(4.7)	(1.0)	39,361
Loans and advances to credit institutions and other	2,401	10.0	14.3	2,183
Inter-area positions	—	—	—	—
Tangible assets	762	(7.3)	(3.7)	822
Other assets	2,252	12.4	16.8	2,003
Total assets/Liabilities and equity	54,544	(1.4)	2.4	55,316
Deposits from central banks and credit institutions	5,197	(28.6)	(25.9)	7,283
Deposits from customers	39,812	4.5	8.6	38,101
Debt certificates	—	—	—	—
Subordinated liabilities	703	(22.7)	(19.7)	909
Inter-area positions	1,400	(23.9)	(21.0)	1,841
Financial liabilities held for trading	243	(48.0)	(46.0)	467
Other liabilities	4,500	16.5	21.0	3,863
Economic capital allocated	2,690	(5.7)	(2.0)	2,853

(1)	At constant exchange rate.

The United States	37

Relevant business indicators

(Million euros and percentage)

	The United States
	30-06-13	31-12-12	30-06-12
Performing loans (1)	39,275	37,837	38,835
Customer deposits under management (1-2)	39,380	38,050	35,282
Mutual funds	—	—	—
Pension funds	—	—	—
Efficiency ratio (%)	68.3	67.1	64.4
NPA ratio (%)	1.5	2.4	2.8
NPA coverage ratio (%)	118	90	82
Risk premium (%)	0.20	0.19	0.21

(1)	Figures at constant exchange rate.
(2)	Excludes repos.

The U.S. dollar has depreciated in general terms against the euro both in the quarter and over the last twelve months. This has had a negative effect on the year-on-year and quarterly comparison of the Group’s financial statements. Therefore, to better understand the evolution of the business figures, the percentages given below refer to constant exchange rates, unless otherwise indicated.

The health of the banking system continues to improve in the United States. The asset quality of consumer and corporate loans has returned to pre-recession levels, while mortgage defaults have declined to below 10%, the lowest figure since mid-2009. This evolution explains why the NPA ratio at the end of the first quarter of 2013 (latest available data) stands at 4.4%. The financial industry’s earnings continue to improve thanks to higher non-financial income and lower provisions. According to information for the first quarter of 2013, domestic deposits declined slightly following the high rate of growth in the fourth quarter of 2012.

Lastly, housing prices have increased in recent months and the construction of new homes has hit its highest level in the last 5 years.

Activity

Performing loans managed by this business area as of 30-Jun-2013 amounted to €39,275m, another increase in both year-on-year and quarterly terms (up 1.1% and 3.8%, respectively). Lending growth in the last quarter has been balanced across all portfolios, except for loans to developers (construction real estate), which continues to decline as planned. Of the total amount of lending in the United States, BBVA Compass accounts for 94%. The bank’s commercial loans have increased notably, with a rise of 6.8% over the quarter, while consumer finance and credit cards increased by 2.7% over the same period. Lastly, residential mortgages in BBVA Compass continue to post good rates of growth, with increasingly positive net new production.

As of 30-Jun-2013, all the asset quality metrics in the area showed an improvement once again over the quarter. Non-performing loans are down 15.0% (at current exchange rate), resulting in a new decline in the NPA ratio from 1.8% at the end of March 2013 to 1.5% as of 30-Jun-2013. The coverage ratio increased by more than 9 percentage points over the same period and closed the first half of the year at 118%.

Customer deposits under management in the United States have risen 11.6% year-on-year (up 0.6% over the quarter) to €39,380m. Of this amount, 76.5% corresponds to lower-cost deposits (current and savings accounts), which have seen the biggest rise.

38	Business areas

Lastly, BBVA Compass continues to improve its capital position. According to data at the close of the first half of 2013, the Tier I capital ratio stands at 12.0%, a 10-basis point improvement compared to the percentage reported in March, while the total capital ratio amounts to 14.3% (14.1% at the end of the first quarter of 2013).

Earnings

The highlights for the first six months of 2013 in the area’s income statement include:

•

Pressure on margins in revenue, as a result of the current environment of low interest rates and very flat yield curves, and the slowdown in fees and commissions, due to increasingly restrictive regulation and the sale of the insurance business in 2012. As a result, the area has generated gross income of €1,073m, 5.5% less than in the first half of 2012.

•	Cost control, as seen in the flat growth of operating expenses, which in the first half of the year have barely increased by 0.3% year-on-year to €733m.

•	Thus, operating income stands at €340m (down 15.8% year-on-year).

•

Impairment losses on financial assets and provisions (net) and other gains/losses, which are €39m in the first half of 2013, have once again been reduced significantly, 42.5% over the last twelve months, thanks to the ongoing improvement in the area’s asset quality.

•

In conclusion, over the first half of the year, the United States contributed €213m to the Group’s net attributable profit, i.e. 7.3% less than in the same period in 2012. However, the earnings from BBVA Compass, €186m, have practically maintained the same level reported twelve months earlier (down 0.4% year-on-year).

The United States	39

Main highlights

The new BBVA headquarters in Houston was inaugurated on June 12, 2013. Over 800 BBVA Compass employees will work at this building, which also includes a new commercial office model, an innovation center and a trading room. This building has been awarded the LEED Gold certification in recognition of the use of sustainable and environmentally friendly materials in its construction.

In mobile banking, BBVA Compass has started to offer its customers the “Picture Bill Pay” service for iPhone. This initiative enables customers to manage all the aspects related to the payment of their bills, anywhere and anytime. For example, they will be able to pay a bill by simply taking a photo of it with their mobile device.

BBVA Compass has received the 5-star credit rating granted by the independent Bauer Financial agency and a score equivalent to a Superior rating from IDC Publishing.

40	Business areas

Corporate Center

Earnings

In the second quarter of 2013, the Corporate Center’s earnings were very much in line with the figures reported for the first three months of 2013:

•

Once again, a high contribution from NTI, due basically to the structural management of exchange-rate risk. €106m in NTI was generated in the quarter, making a total of €214m for the first half of the year and compared with €111m in the first six months of 2012.

•

Operating expenses of €275m between April and June 2013, €547m in the first six months of the year, and a year-on-year increase of 9.5%. The Group’s investments in technology and infrastructure have had a significant impact on this heading.

•

Net profit from discontinued operations includes the earnings from the pension business in Latin America, including the capital gains from the sale of the businesses in Mexico (first quarter), Colombia and Peru (both closed in April 2013). In total, these transactions have contributed €1,201m, after tax, to the income statement.

•

As a result, net attributable profit for the quarter stands at €187m, which added to the €502m reported for the first quarter results in cumulative earnings of €690m for the first half of the year, compared with a loss of €108m in the first half of 2012.

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Earnings from the management of liquidity and the structural interest-rate positions in each balance sheet are registered in the corresponding areas.

With respect to the management of exchange-rate risk of BBVA’s long-term investments, their earnings are included in the Corporate Center and explained in detail in the section on Risk Management, in the sub-section on “Structural Risks”.

Income statement

(Million euros)

	Corporate Center
	1H13	Δ%	1H12
Net interest income	(360)	84.3	(195)
Net fees and commissions	(48)	31.1	(36)
Net trading income	214	93.0	111
Other income/expenses	18	(91.9)	218
Gross income	(176)	n.m.	97
Operating costs	(547)	9.5	(500)
Personnel expenses	(237)	(1.3)	(240)
General and administrative expenses	(99)	(6.2)	(105)
Depreciation and amortization	(211)	36.9	(154)
Operating income	(723)	79.7	(402)
Impairment on financial assets (net)	0	n.m.	(9)
Provisions (net) and other gains (losses)	(23)	(56.5)	(53)
Income before tax	(745)	60.6	(464)
Income tax	176	(20.3)	221
Net income from ongoing operations	(569)	134.3	(243)
Net income from discontinued operations	1,393	n.m.	172
Net income	824	n.m.	(71)
Non-controlling interests	(134)	266.1	(37)
Net attributable profit	690	n.m.	(108)

Balance sheet

(Million euros)

	Corporate Center
	30-06-13	Δ%	30-06-12
Cash and balances with central banks	58	24.7	46
Financial assets	2,423	(35.4)	3,753
Loans and receivables	397	(35.6)	617
Loans and advances to customers	397	(59.6)	984
Loans and advances to credit institutions and other	(0)	(99.9)	(367)
Inter-area positions	—	—	—
Tangible assets	1,958	14.5	1,711
Other assets	17,177	(11.6)	19,441
Total assets/liabilities and equity	22,012	(13.9)	25,567
Deposits from central banks and credit institutions	44	n.m.	0
Deposits from customers	(1)	n.m.	0
Debt certificates	9,283	1.4	9,153
Subordinated liabilities	368	(79.1)	1,757
Inter-area positions	(10,984)	5.0	(10,457)
Financial liabilities held for trading	0	n.m.	0
Other liabilities	6,352	(39.3)	10,457
Shareholders’ funds	45,888	6.8	42,946
Economic capital allocated	(28,937)	2.3	(28,289)

Corporate Center	41

The Bank’s capital management has a twofold aim: to maintain levels of capitalization appropriate to the business targets in all the countries in which it operates and, at the same time, to maximize return on shareholders’ funds through the efficient allocation of capital to the various units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred shares and subordinated debt.

The highlights as regards capital management in the second quarter of 2013 are summarized below:

•

In April, BBVA paid the final dividend through the remuneration scheme known as the “Dividend Option”, which has enabled shareholders a wider range of remuneration alternatives for their shares. Owners of 85.7% of the free allotment rights opted to receive new BBVA ordinary shares. The number of BBVA ordinary shares issued in the free-of-charge capital increase was 83,393,714. This has resulted in capital savings of 16 basis points.

•

On June 30, the maturity date of the subordinated mandatory convertible bonds, BBVA carried out the mandatory conversion of the last tranche of the outstanding bonds. As a result, 192,083,232 new ordinary shares were issued (3.4% of the Group’s total number of shares). These bonds were issued in December 2011 as an exchange product of the preferred shares held by retail investors.

•

The Bank successfully completed an issue of contingent convertible securities into ordinary shares for a total of USD 1,500m, with final demand exceeding USD 9,000m. BBVA has thus become the first European issuer of the new generation of Tier I instruments that will be eligible as additional Tier I capital under Basel III and as core capital for the Bank of Spain.

•	Lastly, BBVA materialized the capital gains from the closing of the sale of its pension businesses in Colombia and Peru. This will have a very positive effect on the Group’s capital (14 basis points).

In conclusion, the current levels of capitalization enable the Bank to fulfill all of its capital objectives.

42	Business areas

Other information:

Corporate & Investment Banking

CIB highlights in the second quarter

•	Significant improvement in the liquidity gap.

•	Good quality and strong gross income.

•	Cost control.

•	Good risk management.

•	Growing contribution from the Global Transactional Banking, Corporate Finance and Global Markets units.

The most relevant

In the second quarter of 2013, CIB continued to improve its liquidity gap, thanks to the significant recovery in fund gathering and lower volume of lending. This aggregate continues to be highly focused on those customers with the greatest loyalty, prioritizing profitability over volume.

Earnings for the quarter show the same characteristics as in previous periods: strong growth and good quality in gross income, cost control and adequate risk management. This is due to a geographically diversified business mix, which in the current environment is supported by the Global Transactional Banking and Corporate Finance units, and by the franchise of Global Markets customers.

Macro and industry trends

In the last quarter there has been a global recovery in the volume of activity with customers in wholesale banking, in a situation in which macroeconomic data appear to be giving signs of a slowdown in the rate of economic growth at global level.

In this scenario, the prices of financial assets have continued to grow as a result of the excess liquidity generated by the expansive policies implemented by most central banks. However, these dynamics began to change towards the end of the quarter, partly due to the Fed’s announcements (as already mentioned) that it would start a process of reversing the extraordinary monetary stimulus measures in the United States.

Income statement

(Million euros)

	Corporate & Investment Banking
	1H13	Δ%	Δ%(1)	1H12
Net interest income	790	(2.7)	(0.2)	812
Net fees and commissions	375	6.2	7.4	353
Net trading income	399	210.6	259.8	128
Other income/expenses	(13)	n.m.	n.m.	53
Gross income	1,552	15.2	18.3	1,348
Operating costs	(449)	2.3	3.8	(439)
Personnel expenses	(243)	(3.3)	(2.6)	(251)
General and administrative expenses	(196)	9.7	12.1	(179)
Depreciation and amortization	(10)	12.8	18.0	(9)
Operating income	1,103	21.4	25.5	908
Impairment on financial assets (net)	(107)	95.7	99.0	(55)
Provisions (net) and other gains (losses)	(11)	(32.2)	(26.5)	(17)
Income before tax	985	17.6	21.6	837
Income tax	(279)	9.2	12.8	(255)
Net income	706	21.3	25.5	582
Non-controlling interests	(90)	50.4	71.6	(60)
Net attributable profit	616	18.0	20.8	522

(1)	At constant exchange rates.

Balance sheet

(Million euros)

	Corporate & Investment Banking
	30-06-13	Δ%	Δ%(1)	30-06-12
Cash and balances with central banks	4,581	(27.6)	(25.0)	6,326
Financial assets	78,146	(6.1)	(5.6)	83,217
Loans and receivables	71,219	(12.7)	(11.7)	81,602
Loans and advances to customers	49,711	(18.5)	(17.2)	60,969
Loans and advances to credit institutions and other	21,509	4.2	4.5	20,633
Inter-area positions	5,786	3.3	19.0	5,601
Tangible assets	31	(11.0)	(8.7)	35
Other assets	3,187	3.0	5.1	3,094
Total assets/liabilities and equity	162,950	(9.4)	(8.2)	179,876
Deposits from central banks and credit institutions	56,997	(24.9)	(24.6)	75,942
Deposits from customers	44,294	22.7	29.5	36,098
Debt certificates	(223)	3.8	3.8	(215)
Subordinated liabilities	1,354	(9.3)	(8.8)	1,493
Inter-area positions	—	—	—	—
Financial liabilities held for trading	50,948	(9.5)	(9.4)	56,293
Other liabilities	5,261	(3.2)	(3.1)	5,437
Economic capital allocated	4,320	(10.5)	(8.6)	4,827

(1)	At constant exchange rates.

Corporate & Investment Banking	43

Relevant business indicators

(Million euros and percentage)

	Corporate & Investment Banking
	30-06-13	31-12-12	30-06-12
Performing loans (1)	49,470	47,567	60,103
Customer deposits under management (1-2)	32,148	27,692	25,963
Mutual funds	745	858	957
Pension funds	0	0	0
Efficiency ratio (%)	28.9	33.6	32.6
NPA ratio (%)	1.6	1.5	0.6
NPA coverage ratio (%)	82	71	137
Risk premium (%)	0.42	0.29	0.19

(1)	Figures at constant exchange rates.
(2)	Excludes repos.

Unless indicated otherwise, all comments below on percentage changes refer to constant exchange rates, with the aim of providing a better understanding of the performance of BBVA’s wholesale business.

Activity

Lending has maintained the same trends seen in previous quarters. Performing loans as of 30-Jun-2013 have declined by 17.7% in year-on-year terms and 3.2% over the quarter to €49,470m, due to the slump in business in developed countries. This trend is explained by balanced geographical diversification and the implementation of a strategy that prioritizes profitability, cross-selling and selective growth over volume.

Customer deposits under management have performed very well, closing June at €32,148m, which represents an increase of 23.8% on June 2012 and 12.0% on the figure for the close of March 2013.

As a result, the liquidity position of the Group’s wholesale business has improved significantly over the quarter.

Earnings

The key factors behind the earnings figures are:

•

The strength and quality of gross income has been maintained, with a figure of €1,552m, a rise of 18.3% in year-on-year terms. This positive performance is supported by the greater contribution from the Global Transactional Banking, Global Markets and Corporate Finance units, as well as the balanced geographical diversification of the Bank’s wholesale businesses, all of them with a growing weight of revenue from the customer franchise.

•

Cumulative operating expenses in the half-year increased by 3.8% over the last 12 months to €449m, a moderate increase taking into account that the area operates in geographical areas with high inflation, and a sign of the major effort underway to keep costs in check.

•	As a result, the efficiency ratio has improved to 28.9% and operating income amounts to €1,103m, 25.5% more than in the first half of 2012.

•

Impairment losses on financial assets over the first half of the year stand at €107m, clearly higher than those recorded 12 months earlier, due to the provisioning of various one-off operations. Despite this, CIB still shows a moderate NPA ratio of 1.6% as of 30-Jun-2013, with a stable trend.

•

Due to the above, the net attributable profit in the first half of 2013 amounts to €616m, up 20.8% in year-on-year terms. This shows how CIB has been capable of adapting to the new environment, with an appropriate business mix, balanced and diversified by geographical areas and businesses, and responding to current market needs.

Main highlights

The most important transactions carried out by the different CIB departments and the highlights of the second quarter of 2013 are:

44	Business areas

The Corporate Finance unit has maintained its leading position in Spain as M&A financial advisor. Of note in the quarter was the advice given on the sale of 50% of Proactiva Medio Ambiente (FCC’s waste and water business in Latin America), and for the French company Veolia; the loan to the Spanish company Renovalia to extend its strategic alliance with the US company First Reserve for the incorporation of wind generation assets in Mexico (the most important within the wind power sector in Latin America since 2010); and the assistance to the Mexican company Alsea for the acquisition of 18% of the Starbucks Coffee International business in Mexico.

In the equity capital markets business, BBVA has executed the sale in Spain of IAG shares by El Corte Inglés and has acted as an agent bank in the repurchase of Repsol preferred securities. In Europe, the Group has participated as co-manager in the share capital increase of Commerzbank. In Mexico it has been global coordinator of the capital increase of OHL Mexico and FibraHotel. In Colombia, the Bank has participated as a broker in the capital increase of Cementos Argos.

With respect to the project finance business in Spain, the financing of the concession of the Gerediaga-Elorrio section of the N-636 highway in Vizcaya has been concluded successfully, as has the extension of BBVA’s share in the loan for the acquisition of Endesa Gas and the renewal of the Portman Baela margin loan. Two operations have been closed in Mexico: the financing of two tankers for transporting oil by-products (the sponsor and borrower is PMI, the Pemex subsidiary) and the financing of the Nejo project, promoted by ACS and consisting of a discount on the accounts receivable by ACS due to the work carried out for Pemex in gas exploration activities.

The Leveraged Finance unit team has signed several leveraged buy-outs in Spain, including the acquisition of Iberchem by Magnum Capital.

In Corporate Lending, the Bank has been mandated lead arranger and bookrunner for AXA and Schneider Electric, which have closed their revolving credit facilities in France. In Italy it has also acted as mandated lead arranger and bookrunner for Fiat Industrial, Enel, S.p.A., Telecom Italia S.p.A, A2A S.p.A. and Astaldi S.p.A. In Latin America loans have been arranged with Gruma in Mexico and Ecopetrol in Colombia, in which BBVA has acted as bookrunner and mandated lead arranger, respectively. Lastly, in the United States, through BBVA Compass it has acted in three operations as bookrunner and lead arranger: Bacardi Limited, Waste Connections and National Basket Association.

Of note in Global Transactional Banking is the significant increase in funds under management by the unit, which have returned to levels before the downgrades in Spain’s rating in the first half of 2012. The most significant commercial operations have been the following: in Europe factoring contracts have been concluded with one of the most important companies in the communication sector; a short-term financing agreement has been closed for the import of oil with a leading Turkish company; and there has been an increase in new payment channel business, mainly through virtual POS terminals and credit cards. In Mexico a major working capital credit line has been granted for a leading firm in the telecommunications sector. In new products, there was the launch in Argentina of the new “Comunidades On-line” (On-line communities) platform for non-customers, the application in Chile of “BBVA Net Cash Móvil” and in the U.S. the “Spend Net Payable” service as a new payment solution. With respect to awards and recognitions, BBVA has been named “Best Trade Bank” by Global Trade Review and “Best Sub-Custody Bank” by the Global Finance magazine.

Global Markets has closed the first half of 2013 with gross income of €720m, a year-on-year rise of 41.1% . In an adverse economic environment with high volatility, this increase in revenue is based on a strategy of geographical diversification of the businesses, a customer-centric business model, strict risk control and proper handling of liquidity and solvency. The success of this strategy of the Global Markets business is reflected in the consistent recognition it receives from prestigious media such as Risk, Mtn-i, FX-Week and Structured Products.

By geographical areas, Spain increased its cumulative gross income for the first six months of the year by 10.1% year-on-year to €234m, despite the difficult situation. BBVA once more leads the ranking of the Spanish stock exchange and has increased its market share in the last quarter to 15.6% . In addition, the BBVA Research department has received recognition from Thomson-Reuters as the “Best Stock-Market Analysis” in Spain.

In the rest of Europe and Asia, gross income for the half-year was €121m (up 136.8% year-on-year), thanks to the customer franchises in Germany, the United Kingdom and Asia. By products there was a notable improvement in fixed-income.

In Mexico, Global Markets has strengthened its leading position in the country, with a year-on-year rise in gross income of 42.6% to €189m. Revenue has increased in all customer segments as a result of the synergies generated with the branch networks. By product, there has been a significant performance in equity and interest rates.

In South America gross income has posted double-digit growth in all the countries, with a particularly positive performance in Colombia and Venezuela. Gross income for the region as a whole totaled €192m (up 75.9% year-on-year).

In the United States, cumulative gross income for the half-year amounted to €37m, thanks to improved activity with corporates and revenue from interest-rate products in New York.

Corporate & Investment Banking	45

Annex

Interest rates

(Quarterly averages)

	2013		2012
	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.50	0.75	0.75	0.76	1.00	1.00
Euribor 3 months	0.21	0.21	0.20	0.36	0.69	1.04
Euribor 1 year	0.51	0.57	0.60	0.90	1.28	1.67
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.32	4.72	4.83	4.79	4.76	4.78

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates				Average exchange rates
		Δ% on	Δ% on	Δ% on		Δ% on
	30-06-13	30-06-12	31-03-13	31-12-12	1H13	1H12
Mexican peso	17.0413	(1.0)	(7.2)	0.8	16.4929	4.2
U.S. dollar	1.3080	(3.7)	(2.1)	0.9	1.3131	(1.3)
Argentinean peso	7.0316	(19.0)	(6.7)	(7.9)	6.7271	(15.4)
Chilean peso	659.20	(2.6)	(8.2)	(3.9)	628.54	1.7
Colombian peso	2,512.56	(9.5)	(6.6)	(7.2)	2,398.08	(3.0)
Peruvian new sol	3.6327	(7.7)	(8.8)	(7.3)	3.4372	0.9
Venezuelan bolivar fuerte	8.2300	(34.3)	(2.1)	(31.2)	7.6276	(27.0)
Turkish lira	2.5210	(9.4)	(7.9)	(6.6)	2.3804	(1.9)
Chinese yuan	8.0280	(0.3)	(0.8)	2.4	8.1272	0.8

Ratings

	Long term	Short term	Financial strength	Outlook
Moody’s	Baa3	P-3	D+	Negative
Fitch	BBB+	F-2	bbb+	Negative
Standard & Poor’s	BBB–	A-3	—	Negative
DBRS	A	R-1 (low)	—	Negative

Recurrent economic profit by business area

(January-June 2013, Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	816	293
Real-estate activity in Spain	16	(59)
Eurasia	449	125
Mexico	928	643
South America	428	215
The United States	134	2
Corporate Center	(339)	(385)
BBVA Group	2,432	835

46	Annex

Conciliation of BBVA Group financial statements. Garanti Group is consolidated by the equity method and the proportional consolidation method

Below are the Group’s financial statements with and without the early application of IFRS 10, 11 and 12. The early application of these standards means consolidating the stake in Garanti Group by the equity method instead of by the proportional consolidation method.

In terms of reporting to the market, the proportional consolidation method is better for evaluating the nature and financial effects of Garanti Group’s business activities, consistent with the information from previous periods, and more coherent in its effects on capital adequacy.

Consolidated income statement BBVA Group

(Million euros)

	Garanti Group consolidated using	Garanti Group consolidated using
	the equity method	the proportional consolidation
	1H13	1H13
Net interest income	6,899	7,302
Net fees and commissions	2,081	2,178
Net trading income	1,309	1,349
Dividend income	65	66
Income by the equity method	407	214
Other operating income and expenses	(157)	(146)
Gross income	10,604	10,964
Operating Costs	(5,368)	(5,572)
Personnel expenses	(2,808)	(2,912)
General and administrative expenses	(2,025)	(2,105)
Depreciation and amortization	(535)	(555)
Operating income	5,236	5,392
Impairment on financial assets (net)	(2,635)	(2,712)
Provisions (net)	(273)	(297)
Other gains (losses)	170	170
Income before tax	2,498	2,553
Income tax	(601)	(656)
Net income from ongoing operations	1,897	1,897
Net income from discontinued operations	1,393	1,393
Net income	3,290	3,290
Non-controlling interests	(408)	(408)
Net attributable profit	2,882	2,882

Annex	47

Consolidated balance sheet BBVA Group

(Million euros)

	Garanti Group consolidated using	Garanti Group consolidated using
	the equity method	the proportional consolidation
	30-06-13	30-06-13
Cash and balances with central banks	22,975	24,926
Financial assets held for trading	72,677	72,833
Other financial assets designated at fair value through profit or loss	2,597	2,937
Available-for-sale financial assets	71,859	75,492
Loans and receivables	369,050	382,208
Loans and advances to credit institutions	26,105	27,401
Loans and advances to customers	338,386	350,071
Other	4,559	4,736
Held-to-maturity investments	9,755	9,755
Investments in entities accounted for using the equity method	10,751	6,962
Tangible assets	7,479	7,678
Intangible assets	6,956	8,612
Other assets	26,900	27,101
Total assets	600,998	618,503
Financial liabilities held for trading	50,188	50,280
Other financial liabilities at fair value through profit or loss	2,545	2,865
Financial liabilities at amortized cost	473,283	490,018
Deposits from central banks and credit institutions	75,698	80,053
Deposits from customers	301,509	312,162
Debt certificates	79,433	80,604
Subordinated liabilities	10,173	10,197
Other financial liabilities	6,471	7,003
Liabilities under insurance contracts	10,026	10,038
Other liabilities	17,557	17,913
Total liabilities	553,600	571,114
Non-controlling interests	2,205	2,205
Valuation adjustments	(2,912)	(2,922)
Shareholders’ funds	48,105	48,106
Total equity	47,398	47,388
Total equity and liabilities	600,998	618,503
Memorandum item:
Contingent liabilities	36,823	37,098

48	Annex

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 – 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 65 26

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 45th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

London Office

One Canada Square, 44th floor

Canary Wharf, London E14 5AA

Telephone: +44 207 648 7671

Hong Kong Office

10/F, two International Finance Centre;

8 Finance Street

Central Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 31, 2013	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Head of Global Accounting & Information Management Department